
10011274



Energizing Energy Efficiency






REGAL
BELOIT

2009 Annual Report

Energy Efficient Growth Drivers

The world is facing a serious challenge regarding how to sustain society's energy requirements in an environment of escalating global power demand and a rising concern for the environment. It takes energy to create energy. Plus the process of producing and using energy can harm the environment by emitting greenhouse gases, primarily CO_2, into the earth's atmosphere, thus contributing to global climate change.

The International Energy Agency (IEA) expects the world's power demand to rise 45 percent between 2007 and 2030. Governments around the world have responded in a variety of ways including instituting new mandates for energy efficiency and creating incentives and grants for the development of new energy efficient technologies. They recognize the reduction of greenhouse gases can be achieved, in large part, through improved energy efficiency. The IEA calculates that energy efficiency will decrease harmful emissions by more than 50 percent.

This incredible challenge makes energy efficiency among the greatest opportunities of the 21st century and Regal Beloit employees around the world are energized to be a part of the solution.

Regal Beloit produces technologies that power or transfer power to equipment allowing it to perform optimally and efficiently. Regal Beloit's key technologies – electric motors and generators, electronic drives and controls, and mechanical gears and speed reducers – drive a diverse range of equipment in residential, commercial and industrial applications.

Residential and commercial buildings account for about 38 percent of end-user energy demand globally, according to the IEA. This energy is mainly used by motors and primarily for heating, cooling and powering electric appliances.

Industry uses approximately 42 percent of all electricity generated. The potential energy savings in this sector is enormous in motor systems alone, which account for about 67 percent of all the electricity industry consumes. Hundreds of millions of electric motors drive machines, compressors, fans, pumps and conveyors in virtually all markets. The users of these motors can save energy and money by simply upgrading their equipment with newer motor technology that has higher efficiencies.

Sales of Regal Beloit's energy efficient products have grown three fold since 2003. As a result of recent legislation and incentives, Regal Beloit sees this trend accelerating on a global basis in coming years. For instance, due to the Energy Independence and Security Act (EISA) of 2007, which goes into effect in December 2010, the Company expects sales of premium efficiency industrial motors to increase significantly in 2011.

Energy Efficient Product Sales


$ M
$300
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'04
'05
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'09

Energizing Energy Efficiency


Pool & Spa Motor

Regal Beloit's engineering teams worldwide are doing their part to energize energy efficiency and have rolled out a variety of energy saving solutions to the pool and spa, HVAC, refrigeration, industrial processing, transportation, and specialty vehicle markets in 2009.

Our Australia-based team launched the imPower™ axial-flux permanent magnet motor designed for pools and spas. This pump motor offers higher efficiency, lower operating costs and lower noise levels than conventional induction motors.


Light Commercial 277V HVAC Motor

Our Genteq team developed the new 277V X13 (SEER 13) electronically commutated motor (ECM) for light commercial HVAC applications. This motor improves efficiency by 20 percent. Additionally, the Genteq team unveiled the world's first high voltage (460V) X13 motor for drop-in replacement on direct drive blowers in commercial HVAC applications. Designed with ECM technology, the 460V X-13 offers 20 percent higher efficiency than a standard PSC motor.


Commercial HVAC Motor

The newly released Arktic 59 motor by our Morrill Motors team is primarily used in the evaporator of commercial refrigerators and freezers requiring higher efficiency and dependability. The Arktic 59, the best energy saving solution of its kind on the market, also employs ECM technology and outperforms shaded pole models by three times and PSC technology by 40 percent.


Commercial Refrigeration Motor

The Marathon Electric Generator team introduced a new rail generator for use in locomotive gen-sets. As many as three generators operate in unison on switchyard locomotives and offer improved efficiency levels and 20 percent lower emissions than previous models.


Locomotive Generator

The Marathon Electric India team rolled out a new line of IEC energy efficient motors designed for industrial applications in India such as pumps and compressors for wastewater, steel and chemical processing. These motors are currently available in sizes up to 20 horsepower but will eventually extend to 300 horsepower.


Industrial Process IEC Motor

Developed by our Durst team, the new Hydraulic Launch Assist Transmission was designed for hybrid vehicles that require frequent stopping and starting such as refuse trucks, buses and package delivery vehicles. These transmissions offer a 25 to 35 percent savings in fuel cost, reduce emissions by 27 percent and extend brake life by 300 percent.


Refuse Truck Transmission

Regal-Beloit's new product development pipeline continues to be strong, as the company has accelerated efforts to innovate more energy efficient technology that does more work while using less of our plant's precious energy resources.



Expanding Our Global Footprint

Regal-Beloit's growth strategy includes not only driving organic growth by innovating new products, but also by attracting new customers in fast growing markets and expanding geographically into rapidly developing regions of the world. The latter is often accomplished through business acquisitions.

Acquisitions have enabled the Company to expand our product portfolio, improve our technological leadership and increase our global sales exposure to approximately 30 percent of total customer sales.

The Company has acquired and successfully integrated over 33 new businesses over the past 30 years, and continues to scope out strategic, value-adding acquisitions on an on-going basis. Regal-Beloit's acquisition process, which includes the identification, due diligence and integration of acquisitions, is a well-documented, core competency.

By expanding our global operations and leveraging our manufacturing capabilities, we have improved our ability to provide the products and services where our customers need them. Regal Beloit companies worldwide share best practices, human resources, business processes, information technology, engineering expertise and lean six sigma practices to continuously improve the value proposition we offer our customers.



Facilities: 2
Employees: 197
Facilities: 14
Employees: 4191
Facilities: 7
Employees: 5231
Facilities: 4
Employees: 167
Facilities: 6
Employees: 3300
Facilities: 1
Employees: 713
Facilities: 3
Employees: 1423
Facilities: 1
Employees: 42

Dear Shareholders & Associates



"Harnessing the Winds of Opportunity"
2008 Annual Report

You may recall that on the cover of last year's annual report there was a picture of a sailing ship, sails at full mast, navigating forward through turbulent seas. One year ago, that is exactly how we felt about our business. Global financial markets were crumbling, domestic customers were failing, and the demand for our products was plunging. We were concerned for our shareholders, our customers, and our employees. Today, I am truly pleased to report that, like the sailing ship, your Company not only navigated forward through the turbulent times, but outperformed the broader market. As a result, we are poised, better than ever, for the future. For that, we owe a huge debt of gratitude to our more than 15,000 associates all over the world who made the difference in 2009!

While we prefer to spend time talking about the Company's future, I will touch on the highlights of our 2009 performance. Like most other companies that navigated the global financial crisis, both our sales and profits decreased in 2009. Our sales decreased 19 percent to $1.8B and our net income decreased 24 percent to $95 million. While we do not typically celebrate declining sales and profits, the fact is our 2009 performance ranks us among the elite in our arena of business. Experience tells us that, had we simply waited out the storm, the impact on our profitability could have been much worse. Instead, we took aggressive but appropriate actions in all of our operations to maintain our profitability. The best news is that those actions positioned us well to capitalize on the economic recovery without impacting our talent retention or hurting our ability to perform for our customers.

Our response to the financial crisis was not limited to shoring up the income statement. We also acted quickly to strengthen our balance sheet. In turbulent times, we believe a strong balance sheet creates value and confidence for shareholders. With a focus on improving our cash cycle, we utilized our Lean Six Sigma tools and rigorous disciplines to generate $315 million of cash from operations. This incredible cash generation allowed us to stay focused on the fundamentals of our business. We were able to sustain investments in research and development, new product development, and in our IT infrastructure–investments that were all aimed at future value creation.

Additionally, we raised a net $150 million early in the year as a result of a secondary stock offering. Our objectives for the offering were two fold. First, we believed that a stronger balance sheet, given the economic conditions, would reward shareholders with a greater sense of confidence and with higher share prices since the markets appeared to be focused on balance sheet strength. Second, and more important, history has taught us that some of the best acquisition opportunities arise when exiting a recession. We wanted the financial flexibility to pursue our strategy of being a consistent acquirer, even in a downturn, and to be able to take advantage of some potentially great acquisitions if they became available. The markets agreed with our thinking as our stock outperformed the broader markets consistently throughout the year, and rewarded both new and existing shareholders.

As difficult as 2009 was in all of our markets, Regal Beloit did see a number of positive developments. The passage of the Federal stimulus bill, which provided tax incentives to homeowners for installing high efficiency HVAC systems, impacted consumption patterns positively and quickly. This HVAC legislation, along with a global shift toward high efficiency products, drove our sales of high efficiency products to 17.2 percent of sales versus 12.8 percent in 2008. We continue to believe that the global drive to improve the energy efficiency of all electrical products is a fundamental and long lasting trend that will benefit our business for years to come. This has been and will continue to be the foundation of our new product development efforts.

With respect to new product development, we introduced a significant number of new products in 2009 that were motivated by these energy efficiency trends. Years ago, we created a "first mover" advantage with energy efficient motors for the HVAC industry. Today, we are spreading the technology and offering energy efficient products in many additional vertical market segments. We introduced a record number of new products in 2009. Despite the economy and due to our continued investment in research and development, we believe that 2010 will also be another record year. Some of these new products are game changers in their respective applications and they require time for customers to fully implement them, while other new products are already in the market and we are seeing the results. A sampling of our 2009 new products can be seen on the front pages of this report along with the sales of our energy efficient products over the last six years. As you can see, our sales of energy efficient products grew in 2009 despite the significant downturn in the global economy. We are truly energizing energy efficiency!



David Barta (CFO), Henry Knueppel (Chairman and CEO), Mark Gliebe (President and COO)

We also used our Lean Six Sigma program to energize our people and drive process efficiencies throughout our organization. We continued to invest in maintaining a heavy training schedule, adding new tools and deploying disciplined processes across the company. We view Lean Six Sigma as a journey that will never end, and as an annuity that will continue to pay out. We also maintained a disciplined focus on digitizing our processes wherever possible. A significant accomplishment in 2010 was the implementation of our Business Intelligence Suite of tools. This tool set will provide our leaders real time information worldwide about our performance around quality, delivery, safety and cost. Those who know us best understand that we have a deeply rooted belief that putting real time data in the hands of talented people is the key to continuous improvement.

In summary, 2009 was in fact a great year for Regal Beloit. The challenging times allowed us to showcase the fundamental changes we have talked about over recent years. Establishing more diverse end user markets, developing a stronger sales presence outside of North America, investing in new product development around energy efficiency, deploying the Regal Beloit operating system, and sustaining investments in talent development positioned us not as a 2009 survivor, but as a thriver. The talent and character of our people and the winning culture of our Company rewarded all stakeholders.


2009 Regal Beloit Stock Price
$60
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0
May 18, 2009
Stock Offering
Raising $150mm
12/31/08
1/31/09
2/28/09
3/31/09
4/30/09
5/31/09
6/30/09
7/31/09
8/31/09
9/30/09
10/31/09
11/30/09
12/31/09

Looking forward to 2010, we see a business environment that still has risks and uncertainty. While we believe 2010 will provide a better economic environment, we are prepared with concrete actions should the economy take a second dip. We will continue to maintain an appropriate cost structure and retain our balance sheet strength while simultaneously investing in new products and new markets. We continue to believe that achieving global balance in terms of where we design, manufacture and sell products is critical to our future. In 2010, we will see faster growth in Asia, a region of long term, accelerated growth. In the last five years, sales to customers in Asia have more than tripled, and while we are making solid progress, we have a lot more work to do to take advantage of the enormous opportunities.

In 2010, we remain poised to pursue strategic acquisitions. If history serves as a guide, the opportunity for diversification and growth through strategic acquisitions will appear as we exit the global recession. Our pipeline of opportunities continues to be robust, but we will remain disciplined in targeting our priorities around new technology, geography and synergies, in that order. As always, we will remain focused on customer and shareholder value creation.

As a final thought, I believe our Company distinguished itself in 2009 as one that met the expectations of its customers and shareholders and fundamentally changed its financial profile in difficult times. The downward leverage on earnings was significantly less severe than ever before in our history, and our strong relative performance led to our stock price increasing more than 33 percent from the 2008 close (see above chart). We look forward to 2010 with the optimism that comes from an improving economic climate and from being poised to capitalize on growth opportunities that will drive true value. Thank you to all of our stakeholders for your continued confidence and support.

Sincerely,

Henry W. Knueppel
Chairman and CEO


REGAL
BELOIT

Regal Beloit Corporation
200 State Street
Beloit, WI 53511
(608) 364-8800

2009 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 2, 2010
Commission file number 1-7283

Regal Beloit Corporation
(Exact Name of Registrant as Specified in Its Charter)

Wisconsin	**39-0875718**
(State of Incorporation)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511
(Address of principal executive offices)

(608) 364-8800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock ($.01 Par Value)	**New York Stock Exchange**

Securities registered pursuant to Section 12 (g) of the Act	**None** (Title of Class)

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 27, 2009 was approximately $1.5 billion.

On February 22, 2010, the registrant had outstanding 37,467,554 shares of common stock, $.01 par value, which is registrant's only class of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2010 is incorporated by reference into Part III, hereof.

REGAL BELOIT CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED JANUARY 2, 2010

TABLE OF CONTENTS

CAUTIONARY STATEMENT

This Annual Report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "plan," "expect," "anticipate," "estimate," "believe," or "continue" or the negative of these terms or other similar words. Actual results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

- economic changes in global markets where we do business, such as reduced demand for the products we sell, currency exchange rates, inflation rates, interest rates, recession, foreign government policies and other external factors that we cannot control;
- unanticipated fluctuations in commodity prices and raw material costs;
- cyclical downturns affecting the global market for capital goods;
- unexpected issues and costs arising from the integration of acquired companies and businesses;
- marketplace acceptance of new and existing products including the loss of, or a decline in business from, any significant customers;
- the impact of capital market transactions that we may effect;
- the availability and effectiveness of our information technology systems;
- unanticipated costs associated with litigation matters;
- actions taken by our competitors;
- difficulties in staffing and managing foreign operations; and
- other risks and uncertainties including but not limited to those described in **Item 1A-Risk Factors** of this Form 10-K and from time to time in our reports filed with U.S. Securities and Exchange Commission.

All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this Form 10-K are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances. See also **Item 1A - Risk Factors**.

PART I

Unless the context requires otherwise, references in this Annual Report to "we," "us," "our" or the "Company" refer collectively to Regal Beloit Corporation and its subsidiaries.

References in an Item of this Annual Report on Form 10-K to information contained in our Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on April 26, 2010 (the "2010 Proxy Statement") or to information contained in specific sections of the Proxy Statement, incorporate the information into that Item by reference.

ITEM 1 – BUSINESS

OUR COMPANY

We are one of the largest global manufacturers of commercial, industrial, and heating, ventilation, and air conditioning (HVAC) electric motors, electric generators and controls, and mechanical motion control products. Many of our products hold leading product positions in a variety of essential commercial, industrial and residential applications, and we believe we have one of the most comprehensive product lines in the markets we serve. We sell our products to a diverse global customer base using more than 20 recognized brand names through a multi-channel distribution model to leading original equipment manufacturers ("OEMs"), distributors and end users across many markets. We believe this strategy, coupled with a high level of customer service, provides us with a competitive selling advantage and allows us to more fully serve our target markets.

We manufacture and market electrical and mechanical products. Our electrical products include HVAC motors, a full line of AC and DC commercial and industrial electric motors, electric generators and controls, and capacitors. Our mechanical products include gears and gearboxes, marine transmissions, high-performance automotive transmissions and ring and pinions, manual valve actuators, and electrical connectivity devices. OEMs and end users in a variety of motion control and other industrial applications increasingly combine the types of electrical and mechanical products we offer. We seek to take advantage of this trend and to enhance our product penetration by leveraging cross-marketing and product line combination opportunities between our electrical and mechanical products.

We market our products through multiple brands, with each typically having its own product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers' representative organizations. We manufacture the vast majority of the products that we sell, and we have manufacturing, sales, engineering and distribution facilities throughout the United States and Canada as well as in Mexico, India, China, Australia, Thailand and Europe.

Our growth strategy includes driving organic growth through innovative new products, new customers, new opportunities at existing customers and participating in fast growth geographic markets. Additionally, we seek to grow through strategic, value creating acquisitions. We consider our acquisition process, including identification, due diligence, and integration, to be a core competency of the Company.

Our business initiatives include:

- Innovation: fueling our growth by delivering new products that address customer needs such as energy efficiency, system cost reduction and improved reliability;
- Globalization: expanding our global presence to participate in high growth markets, "catch" our customers as they expand globally and remain cost competitive;
- Customer Centricity: making continuous improvements in all of the operations that touch our customers so that our customers feel an improved experience;
- Digitization: employing Information Technology (IT) tools to improve the efficiency and productivity of our business and our customers' businesses; and
- Lean Six Sigma: utilizing Lean Six Sigma to drive continuous improvements in all of our manufacturing and back office operations as well as in the quality of our products.

OPERATING SEGMENTS

We have two operating segments: Electrical and Mechanical. Financial information on our operating segments for the three years ending January 2, 2010 is contained in Note 16 of the Consolidated Financial Statements.

ELECTRICAL SEGMENT

We believe our motor products are uniquely positioned to help our customers and end consumers achieve greater energy efficiency, resulting in significant cost savings for the consumer and preservation of natural resources and our environment. We estimate that approximately 40-50% of all electricity generated in the U.S. is consumed by electric motors. Our increasingly efficient motor designs allow current motor products to be significantly more energy efficient than previous models. Our Electrical segment includes a full line of AC and DC commercial and industrial electric motors, HVAC motors, electric generators and controls and capacitors. Our Electrical segment was developed in the mid 1990's with a new strategic focus to establish our Company as a significant manufacturer of industrial electric motors, complementing our mechanical products businesses which serve similar markets and whose products were often used in combination with a motor. Beginning with our acquisition of Marathon Electric Manufacturing Corporation in 1997 our Electrical segment has grown to over $1.6 billion in revenue.

During 2008, the Company completed acquisitions of two additional Electrical segment businesses:

> On April 25, 2008 the Company acquired Joyce Court Holdings Ltd. and Grand Delight Investments Ltd., sole shareholders of Wuxi Hwada Motor Co. and Wuxi New Hwada Motor Co. (collectively "Hwada") located in Wuxi, China. Hwada is a leading designer and manufacturer of Integral IEC and NEMA electric motors, which are used in various industrial applications such as compressor, pump, paper and steel processing and power plants. Approximately 50% of Hwada's product sales are in the China industrial markets. The business is reported as part of the Company's Electrical segment. The acquisition provides an industrial motor production capability to our China motor businesses.

> On September 30, 2008, the Company acquired Dutchi Motors B.V. ("Dutchi") located in Arnhem, The Netherlands. Dutchi is a leading distributor of industrial motors in Western and Eastern Europe, South Africa, Russia and the Middle East. Dutchi is one of the largest distributors of the Company's Hwada motor products, which was purchased in April, 2008. The Dutchi business is also reported as part of the Company's Electrical segment. The acquisition expands our distribution network further into Europe and includes new markets for our product lines.

We manufacture and market AC and DC commercial, industrial and HVAC electric motors ranging in size from sub-fractional to small integral horsepowers to larger commercial and industrial motors from 50 through 6500 horsepower. We offer thousands of stock models of electric motors in addition to the motors we produce to specific customer specifications. We also produce and market precision servo motors, electric generators ranging in size from five kilowatts through four megawatts, automatic transfer switches and paralleling switchgear to interconnect and control electric power generation equipment. Additionally, our Electrical segment markets a line of AC and DC adjustable speed drives. We manufacture capacitors for use in HVAC systems, high intensity lighting and other applications. We sell our Electrical segment's products to distributors, original equipment manufacturers and end users across many markets.

Our motors are vital components of an HVAC system and are used to move air into and away from furnaces, heat pumps, air conditioners, ventilators, fan filter boxes and humidifiers. We believe that a majority of our HVAC motors are used in applications that replace existing equipment, with the remainder used in new equipment applications. The business enjoys a large installed base of equipment and long-term relationships with its major customers.

Our power generation business, which includes electric generators and power generation components and controls, represents a growing portion of our Electrical segment's net sales. The market for electric power generation components and controls has grown in recent years as a result of a desire on the part of end users to reduce losses due to power disturbances and the increased need for prime power in certain applications. Our generators are used in industrial, agricultural, marine, military, transportation and other applications.

We leverage efficiencies across our motor and power generation operations. We centralize the manufacturing, purchasing, engineering, accounting, information technology and quality control activities of our Electrical segment. Furthermore, we specifically foster the sharing of best practices across each of the Electrical segment businesses and create focused centers of excellence in each of our manufacturing functions.

The following is a description of our major Electrical product brands and the primary products that they manufacture and market:

Dutchi Motors. Distributor of IEC and NEMA electric motors for industrial applications in Western and Eastern Europe, South Africa, Russia and the Middle East.

Fasco Motors. Manufactures motors and blower systems for air moving applications including alternative fuel systems, water heaters and HVAC systems.

Hwada Motors. Manufactures Integrated IEC and NEMA motors for various industrial applications such as compressor, pump, paper and steel processing and power plants.

LEESON Electric. Manufactures AC motors up to 800 horsepower and DC motors up to five horsepower, gear reducers, gearmotors and drives primarily for the power transmission, pump, food processing, fitness equipment and industrial machinery markets.

Lincoln Motors. Manufactures AC motors from 1/4 horsepower to 800 horsepower primarily for industrial and commercial pumps, compressors, elevators, machine tools, and specialty products.

Marathon Electric. Manufactures AC motors up to 800 horsepower primarily for HVAC, pumps, power transmissions, fans and blowers, compressors, agriculture products, processing and industrial manufacturing equipment.

Marathon Electric Motors (India) Ltd. Manufactures a full range (from 1 to 3500 horsepower) of low and medium voltage industrial motors and fans for the industrial and process markets in India.

Marathon Generators. Manufactures AC generators from five kilowatts to four megawatts that primarily serve the standby power, prime power, refrigeration, industrial and irrigation markets.

Morrill Motors. Manufactures fractional horsepower motors and components for the commercial refrigeration and freezer markets.

Thomson Technology. Manufactures automatic transfer switches, paralleling switchgear and controls, and systems controls primarily for the electric power generation market.

MECHANICAL SEGMENT

Our Mechanical segment includes a broad array of mechanical motion control products including: standard and custom worm gear, bevel gear, helical gear and concentric shaft gearboxes; marine transmissions; high-performance after-market automotive transmissions and ring and pinions; custom gearing; gearmotors; manual valve actuators, and electrical connecting devices. Our gear and transmission related products primarily control motion by transmitting power from a source, such as a motor or engine, to an end use, such as a conveyor belt, usually reducing speed and increasing torque in the process. Our valve actuators are used primarily in oil and gas, water distribution and treatment and chemical processing applications. Mechanical products are sold to original equipment manufacturers, distributors and end users across many industry segments.

The following is a description of our major Mechanical segment brands and the primary products they manufacture and market:

CML (Costruzioni Meccaniche Legananesi S.r.L.). Manufactures worm and bevel gear valve actuators primarily for the oil, gas, wastewater and water distribution markets.

Durst. Manufactures standard and specialized industrial transmissions, hydraulic pump drives and gears for turbines used in power generation primarily for the construction, agriculture, energy, material handling, forestry, lawn and garden and railroad maintenance markets.

Grove Gear/Electra-Gear. Manufactures standard and custom industrial gear reducers and specialized aluminum gear reducers and gearmotors primarily for the material handling, food processing, robotics, healthcare, power transmission, medical equipment and packaging markets.

Hub City/Foote-Jones. Manufactures gear drives, sub-fractional horsepower gearmotors, mounted bearings, large-scale parallel shaft and right-angle gear drives and accessories primarily for the packaging, construction, material handling, healthcare, food processing markets, mining, oil, pulp and paper, forestry, aggregate, construction and steel markets.

Marathon Special Products. Manufactures fuse holders, terminal blocks, and power blocks primarily for the HVAC, telecommunications, electric control panel, utilities and transportation markets.

Mastergear. Manufactures manual valve actuators for liquid and gas flow control primarily for the petrochemical processing, fire protection and wastewater markets.

Opperman Mastergear, Ltd. Manufactures valve actuators and industrial gear drives primarily for the material handling, agriculture, mining and liquid and gas flow control markets.

Richmond Gear/Velvet Drive Transmissions. Manufactures ring and pinions and transmissions primarily for the high-performance automotive aftermarket, and marine and industrial transmissions primarily for the pleasure boat, off-road vehicle and forestry markets.

THE BUILDING OF OUR BUSINESS

Our growth from our founding as a producer of high-speed cutting tools in 1955 to our current size and status has largely been the result of the acquisition and integration of businesses to build a strong multi-product offering. Our senior management has substantial experience in the acquisition and integration of businesses, aggressive cost management, and efficient manufacturing techniques, all of which represent activities that are critical to our long-term growth strategy. Since 1997 we have acquired and developed our Electrical segment businesses into approximately a $1.6 billion producer of electric motors serving primarily the North America market. We consider the identification of acquisition candidates and the purchase and integration of targets to be a core competency for the Company. The following table summarizes select Electrical segment acquisitions since 2004.

	Year Acquired	Annual Revenues at Acquisition (in millions)	Product Listing at Acquisition
Dutchi Motors	2008	$ 56	Distributor of IEC and NEMA electric motors for industrial applications in Western and Eastern Europe, South Africa, Russia and the Middle East
Hwada Motors	2008	105	Integral IEC and NEMA electric motors for industrial applications
Fasco Motors	2007	299	Motor and blower systems for air moving applications
Jakel, Inc.	2007	86	Motor and blower systems for air moving applications
Morrill Motors	2007	40	Fractional horsepower motors for commercial refrigeration and freezer markets
Alstom	2007	67	Full line of low and medium voltage industrial motors for Indian domestic markets
Sinya Motors	2006	39	Fractional and sub-fractional HVAC motors
GE Commercial AC Motors	2004	144	AC motors for pump, compressor, equipment and commercial HVAC
GE HVAC Motors and Capacitors	2004	442	Full line of motors and capacitors for residential and commercial HVAC systems

SALES, MARKETING AND DISTRIBUTION

We sell our products directly to original equipment manufacturers ("OEMs"), distributors and end-users across many markets. We have multiple business units, with each unit typically having its own branded product offering and sales organization. These sales organizations consist of varying combinations of our own internal direct sales people as well as exclusive and non-exclusive manufacturers' representative organizations.

MARKETS AND COMPETITORS

The 2009 worldwide market for electric motors is estimated to be in excess of $29 billion. The overall domestic market for electric motors is estimated at $10 billion annually, although we estimate the sectors in which we primarily compete, commercial and industrial electric motors and HVAC/refrigeration motors, to be approximately a $3.4 billion segment of the overall domestic market. We believe approximately 40-50% of all electricity generated in the U.S. runs through electric motors. We believe we are among the largest producers of commercial and industrial motors and HVAC motors. In addition, we believe that we are the largest electric generator manufacturer in the United States that is not affiliated with a diesel engine manufacturer. Major domestic competitors for our electrical products include Baldor Electric, U.S. Electric Motors (a division of Emerson Electric Co.), A. O. Smith Corporation, General Electric Company and Newage (a division of Cummins, Inc). Major foreign competitors include Siemens AG, Toshiba Corporation, Weg S.A., Leroy-Somer, Inc. and ABB Ltd.

We serve various mechanical product markets and compete with a number of different companies depending on the particular product offering. We believe that we are a leading manufacturer of several mechanical products and that we are the leading manufacturer in the United States of worm gear drives and bevel gear drives. Our competitors in these markets include Boston Gear (a division of Altra Industrial Motion, Inc.), Dodge (a division of Baldor Electric), Emerson Electric Co. and Winsmith (a division of Peerless-Winsmith, Inc.). Major foreign competitors include SEW Eurodrive GmbH & Co., Flender GmbH, Nord, Sumitomo Corporation and Zahnrad Fabrik GmbH Co.

During the past several years, niche product market opportunities have become more prevalent due to changing market conditions. Manufacturers, who historically may have made component products for inclusion in their finished goods, have chosen to outsource their requirements to specialized manufacturers like us because we can make these products more cost effectively. In addition, we have capitalized on this competitive climate by making acquisitions and increasing our manufacturing efficiencies. Some of these acquisitions have created new opportunities by allowing us to enter new markets in which we had not been involved. In practice, our operating units have sought out specific niche markets concentrating on a wide range of customers and applications. We believe that we compete primarily on the basis of quality, price, service, technology, and our promptness of delivery. We had one customer that accounted for between 10% and 15% of our consolidated net sales for the years ended January 2, 2010 and December 29, 2007. We had no customers that accounted for more than 10% of our consolidated sales for the year ended December 27, 2008.

PRODUCT DEVELOPMENT AND ENGINEERING

Each of our business segments has its own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers that require custom and standard solutions. We believe we have the electric motor industry's most sophisticated product development and testing laboratories. We believe these capabilities provide a significant competitive advantage in the development of high quality motors and electric generators incorporating leading design characteristics such as low vibration, low noise, improved safety, reliability and enhanced energy efficiency.

We are continuing to expand our business by developing new, differentiated products in each of our business segments. We work closely with our customers to develop new products or enhancements to existing products that improve performance and meet their needs.

As part of our 2004 HVAC motors and capacitors acquisition, we acquired ECM motor technology. An ECM motor is a brushless DC electric motor with integrated speed control made possible through sophisticated electronic and sensing technology. ECM motors operate at variable speeds with attractive performance characteristics versus competitive variable speed solutions in comfort, energy efficiency, motor life and noise. GE developed the first generation ECM motors over 15 years ago. ECM technology is protected by over 125 patents, and we acquired from GE intellectual property and usage rights relating to ECM technology. ECM motors offer significantly greater temperature and air quality control as well as increased energy efficiency.

While we believe that our brands and innovation are important to our continued growth and strong financial results, we do not consider any individual brand or patent, except for the ECM related patents, to be material.

MANUFACTURING AND OPERATIONS

We have developed and acquired global operations in lower cost locations such as Mexico, India, Thailand, and China that complement our flexible, rapid response operations in the United States, Canada and Europe. Our vertically integrated manufacturing operations, including our own aluminum die casting and steel stamping operations are an important element of our rapid response capabilities. In addition, we have an extensive internal logistics operation and a network of distribution facilities with the capability to modify stock products to quickly meet specific custom requirements in many instances. This gives us a competitive advantage as we are able to deliver a customer's unique product when and where they want it.

We manufacture a majority of the products that we sell, but also strategically outsource components and finished goods from an established global network of suppliers. Although we have aggressively pursued global sourcing to reduce our overall costs, we generally maintain a dual sourcing capability in our existing domestic facilities to ensure a reliable supply source for our customers. We regularly invest in machinery and equipment and other improvements to, and maintenance of, our facilities. Additionally, we have typically obtained significant amounts of quality capital equipment as part of our acquisitions, often increasing overall capacity and capability. Base materials for our products consist primarily of: steel in various types and sizes, including bearings and weldments; copper magnet wire; and ferrous and non-ferrous castings. We purchase our raw materials from many suppliers and, with few exceptions, do not rely on any single supplier for any of our base materials.

We have also continued to upgrade our manufacturing equipment and processes, including increasing our use of computer aided manufacturing systems, developing our own testing systems, and the implementation of Lean Six Sigma. We have trained over 1,100 people in Lean Six Sigma, resulting in significant cost savings since the program began in 2005. Our goal is to be a low cost producer in our core product areas.

FACILITIES

We have manufacturing, sales and service facilities throughout the United States and Canada and in Mexico, India, China, Australia, Thailand and Europe. Our Electrical segment currently includes 50 manufacturing, service and distribution facilities, of which 32 are principal manufacturing facilities. The Electrical segment's present operating facilities contain a total of approximately 6.6 million square feet of space of which approximately 2.3 million square feet are leased. Our Mechanical segment currently includes 12 manufacturing, service and distribution facilities, of which 6 are principal manufacturing facilities. The Mechanical segment's present operating facilities contain a total of approximately 1.1 million square feet of space of which approximately 36,000 square feet are leased. Our principal executive offices are located in Beloit, Wisconsin in an owned approximately 54,000 square foot office building. We believe our equipment and facilities are well maintained and adequate for our present needs.

BACKLOG

Our business units have historically shipped the majority of their products in the month the order is received. As of January 2, 2010, our backlog was $264.7 million, as compared to $322.8 million on December 27, 2008. We believe that virtually all of our backlog will be shipped in 2010.

PATENTS, TRADEMARKS AND LICENSES

We own a number of United States patents and foreign patents relating to our businesses. While we believe that our patents provide certain competitive advantages, we do not consider any one patent or group of patents essential to our business other than our ECM patents which relate to a material portion of our sales. We also use various registered and unregistered trademarks, and we believe these trademarks are significant in the marketing of most of our products. However, we believe the successful manufacture and sale of our products generally depends more upon our technological, manufacturing and marketing skills.

EMPLOYEES

As of the close of business on January 2, 2010, the Company employed approximately 15,300 worldwide employees. We consider our employee relations to be very good.

ENVIRONMENTAL MATTERS

We are currently involved with environmental proceedings related to certain of our facilities (see also **Item 3 – Legal Proceedings**). Based on available information, we believe that the outcome of these proceedings and future known environmental compliance costs will not have a material adverse effect on our financial position or results of operations.

EXECUTIVE OFFICERS OF THE COMPANY

The names, ages, and positions of the executive officers of the Company as February 15, 2010, are listed below along with their business experience during the past five years. Officers are elected annually by the Board of Directors at the Meeting of Directors immediately following the Annual Meeting of Shareholders in April. There are no family relationships among these officers, nor any arrangements of understanding between any officer and any other persons pursuant to which the officer was selected.

Name	Age	Position	Business Experience and Principal Occupation
Henry W. Knueppel	61	Chairman and Chief Executive Officer	Elected Chairman in April 2006; elected Chief Executive Officer April 2005; served as President from April 2002 to December 2005 and Chief Operating Officer from April 2002 to April 2005; joined the Company in 1979.
Mark J. Gliebe	49	President and Chief Operating Officer	Elected President and Chief Operating Officer in December 2005. Joined the Company in January 2005 as Vice President and President – Electric Motors Group, following our acquisition of the HVAC motors and capacitors businesses from GE; previously employed by GE as the General Manager of GE Motors & Controls in the GE Consumer & Industrial business unit from June 2000 to December 2004.
David A. Barta	47	Vice President and Chief Financial Officer	Joined the Company in June 2004 and was elected Vice President, Chief Financial Officer in July 2004. Prior to joining the Company, Mr. Barta served in several financial management positions for Newell Rubbermaid Inc. from 1995 to June 2004, serving most recently as Chief Financial Officer Levolor/Kirsch Division. His prior positions during this time included Vice President – Group Controller Corporate Key Accounts, Vice President – Group Controller Rubbermaid Group and Vice President Investor Relations.
Paul J. Jones	39	Vice President, General Counsel and Secretary	Joined the Company in September 2006 and was elected Vice President, General Counsel and Secretary in September 2006. Prior to joining the Company, Mr. Jones was a partner with the law firm of Foley & Lardner LLP where he worked since 1998.
Terry R. Colvin	54	Vice President Corporate Human Resources	Joined the Company in September 2006 and was elected Vice President Corporate Human Resources in January 2007. Prior to joining the Company, Mr. Colvin was Vice President of Human Resources for Stereotaxis Corporation from 2005 to 2006. From 2003 to 2005, Mr. Colvin was a Plant Operations consultant.

WEBSITE DISCLOSURE

The Company's Internet address is www.regalbeloit.com. We make available free of charge (other than an investor's own Internet access charges) through our Internet website our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

ITEM 1A – RISK FACTORS

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition or results operations could be materially and adversely affected and you may lose all or part of your investment.

We operate in highly competitive electric motor, power generation and mechanical motion control markets.

The electric motor, power generation and mechanical motion control markets are highly competitive. Some of our competitors are larger and have greater financial and other resources than we do. There can be no assurance that our products will be able to compete successfully with the products of these other companies.

The failure to obtain business with new products or to retain or increase business with redesigned existing or customized products could also adversely affect our business. It may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing or customized products. We may incur significant expense in preparing to meet anticipated customer requirements, which may not be recovered.

Current worldwide economic conditions may adversely affect our industry, business and results of operations.

In 2009, general worldwide economic conditions experienced a downturn due to the sequential effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, increased energy costs, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and the economic conditions are causing U.S. and foreign businesses to slow spending on our products, which would delay and lengthen sales cycles. We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide, or in the specific end markets we serve. If the commercial and industrial, residential HVAC, power generation and mechanical power transmission markets significantly deteriorate due to these economic effects, our business, financial condition and results of operations will likely be materially and adversely affected. Additionally, our stock price could decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by a worldwide economic downturn.

Changes in global commodity prices, interest rates and currency may adversely impact our financial performance as a result of our commodity, currency and interest rate hedging activities.

Although it is impossible to hedge against all currency, commodity or interest risk, we use derivative financial instruments in order to reduce the substantial effects of currency and commodity fluctuations and interest rate exposure on our cash flow and financial condition. These instruments may include foreign currency and commodity forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. We have entered into, and expect to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments. While limiting to some degree our risk fluctuations in currency exchange, commodity price and interest rates by utilizing such hedging instruments, we potentially forgo benefits that might result from other fluctuations in currency exchange, commodity and interest rates. We also are exposed to the risk that its counterparties to hedging contracts will default on their obligations. We manage exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on us.

We are increasingly reliant on the protection and preservation of our intellectual property.

We own or otherwise have rights in a number of patents and trademarks relating to the products we manufacture, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of our business and may continue to be of value in the future. With the exception of the ECM patents, we do not regard any of our businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of our intellectual property rights, would have an adverse effect on our business.

Goodwill comprises a significant portion of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be materially and adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and other intangibles at least annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have a material and adverse impact upon the market price of our common stock. If the current worldwide economic downturn continues, it could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in our forecasted cash flows such that they are insufficient, indicating that the carrying value of our goodwill may be impaired. If we are required to record a significant change to earnings in our consolidated financial statements because an impairment of goodwill is determined, our results of operations will be adversely affected.

Our leverage could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.

We have incurred indebtedness that is substantial relative to our shareholders' investment. Our indebtedness has important consequences. For example, it could:

- make it difficult for us to fulfill our obligations under our credit and other debt agreements;
- make it more challenging for us to obtain additional financing to fund our business strategy and acquisitions, debt service requirements, capital expenditures and working capital;
- increase our vulnerability to interest rate changes and general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;
- limit our flexibility in planning for, or reacting to, changes in our business and our markets; and
- place us at a competitive disadvantage relative to our competitors that have less debt.

In addition, our credit facility and senior notes require us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. If an event of default under the credit facility or senior notes the lenders could elect to declare all amounts outstanding under the applicable agreement, together with accrued interest, to be immediately due and payable, and a cross default could occur under the terms of our senior subordinated convertible notes allowing the trustee or the holders of the declare the principal amount of the notes, together with accrued interest, to be immediately due and payable.

We are subject to litigation, including product liability and warranty claims that may adversely affect our business and results of operations.

We are, from time to time, a party to litigation that arises in the normal course of our business operations, including product warranty and liability claims, contract disputes and environmental, asbestos, employment and other litigation matters. We face an inherent business risk of exposure to product liability and warranty claims in the event that the use of our products is alleged to have resulted in injury or other damage. While we currently maintain general liability and product liability insurance coverage in amounts that we believe are adequate, we cannot assure you that we will be able to maintain this insurance on acceptable terms or that this insurance will provide sufficient coverage against potential liabilities that may arise. Any claims brought against us, with or without merit, may have an adverse effect on our business and results of operations as a result of potential adverse outcomes, the expenses associated with defending such claims, the diversion of our management's resources and time and the potential adverse effect to our business reputation.

The Company has several pension plans and future legislation or regulations intended to reform the funding and reporting of pension benefit plans could adversely affect our operating results and cash flows, as could changes in market conditions that impact the assumptions we use to measure our liabilities under these plans.

Legislators and agencies of the U.S. government have proposed legislation and regulations to amend, restrict or eliminate various features of, and mandate additional funding of, pension benefit plans. If legislation or new regulations are adopted, we may be required to contribute additional cash to these plans, in excess of our current estimates. Market volatility in interest rates, investment returns and other factors could also adversely affect the funded status of our pension plans and require that we contribute additional cash to these plans. Moreover, future changes to the accounting and reporting standards related to pension plans could create significant volatility in our operating results.

Cyclicality adversely affects us.

Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. Economic factors adversely affecting OEM production and consumer spending could adversely impact us. During periods of expansion in OEM production, we generally have benefited from increased demand for our products. Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products.

In our HVAC motor business, we depend on revenues from several significant customers, and any loss, cancellation or reduction of, or delay in, purchases by these customers may have a material adverse effect on our business.

Several significant customers of our HVAC motors business represent a significant portion of our revenues. Our success will depend on our continued ability to develop and manage relationships with these customers. We expect that significant customer concentration will continue for the foreseeable future in our HVAC motor business. Our dependence in the HVAC motor business on sales from a relatively small number of customers makes our relationship with each of these customers important to our business.

We cannot assure you that we will be able to retain significant customers. Some of our customers may in the future shift some or all of their purchases of products from us to our competitors or to other sources. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to develop relationships successfully with additional customers, or future price concessions that we may make could have a material adverse effect on our business.

Our sales of products incorporated into HVAC systems are seasonal and affected by the weather; mild or cooler weather could have an adverse effect on our operating performance.

Many of our motors are incorporated into HVAC systems that OEMs sell to end users. The number of installations of new and replacement HVAC systems or components is higher during the spring and summer seasons due to the increased use of air conditioning during warmer months. Mild or cooler weather conditions during the spring and summer season often result in end users deferring the purchase of new or replacement HVAC systems or components. As a result, prolonged periods of mild or cooler weather conditions in the spring or summer season in broad geographical areas could have a negative impact on the demand for our HVAC motors and, therefore, could have an adverse effect on our operating performance. In addition, due to variations in weather conditions from year to year, our operating performance in any single year may not be indicative of our performance in any future year.

Our dependence on, and the price of, raw materials may adversely affect our profits.

The principal raw materials used to produce our products are copper, aluminum and steel. We source raw materials on a global or regional basis, and the prices of those raw materials are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If we are unable to pass on raw material price increases to our customers, our future profitability may be materially adversely affected.

We increasingly manufacture our products outside the United States, which may present additional risks to our business.

As a result of our recent acquisitions, a significant portion of our net sales are attributable to products manufactured outside of the United States, principally in Mexico, India, Thailand and China. Approximately 11,100 of our approximate 15,300 total employees and 18 of our 38 principal manufacturing facilities are located outside the United States. International operations generally are subject to various risks, including political, societal and economic instability, local labor market conditions, the imposition of foreign tariffs and other trade restrictions, the impact of foreign government regulations, and the effects of income and withholding taxes, governmental expropriation and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory, and business climate in countries where we have operations could have a material adverse effect on our financial condition, results of operations and cash flows.

We may be adversely impacted by an inability to identify and complete acquisitions.

A substantial portion of our growth has come through acquisitions, and an important part of our growth strategy is based upon acquisitions. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete acquisitions in the future. If we are unable to successfully complete acquisitions, our ability to grow our company significantly may be limited.

The success of the Company is highly dependent on qualified and sufficient staffing. Our failure to attract or retain qualified personnel could lead to a loss of revenue or profitability.

Our success depends, in part, on the efforts and abilities of our senior management team and key employees. Their skills, experience and industry contacts significantly benefit our operations and administration. The failure to attract or retain members of our senior management team and key employees could have a negative effect on our operating results.

The Company's operations are highly dependent on information technology infrastructure and failures could significantly affect our business.

We depend heavily on our information technology infrastructure in order to achieve our business objectives. If we experience a problem that impairs this infrastructure, such as a computer virus, a problem with the functioning of an important IT application, or an intentional disruption of our IT systems by a third party, the resulting disruptions could impede our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on our business in the ordinary course. Any such events could cause us to lose customers or revenue and could require us to incur significant expense to eliminate these problems and address related security concerns.

We are in the process of introducing a global Enterprise Resource Planning (ERP) system that will redesign and deploy a common information system over a period of several years. As we implement the ERP system, the new system may not perform as expected. This could have an adverse effect on our business.

We may be adversely affected by environmental, health and safety laws and regulations.

We are subject to various laws and regulations relating to the protection of the environment and human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with any environmental regulations could subject us to future liabilities, fines or penalties or the suspension of production. In addition, we are currently involved in some remediation activities at certain sites. If unexpected obligations at these or other sites or more stringent environmental laws are imposed in the future, we could be adversely affected.

We may suffer losses as a result of foreign currency fluctuations.

The net assets, net earnings and cash flows from our foreign subsidiaries are based on the U.S. dollar equivalent of such amounts measured in the applicable functional currency. These foreign operations have the potential to impact our financial position due to fluctuations in the local currency arising from the process of re-measuring the local functional currency in the U.S. dollar. Any increase in the value of the U.S. dollar in relation to the value of the local currency will adversely affect our revenues from our foreign operations when translated into U.S. dollars. Similarly, any decrease in the value of the U.S. dollar in relation to the value of the local currency will increase our development costs in foreign operations, to the extent such costs are payable in foreign currency, when translated into U.S. dollars.

The operations and success of the Company can be impacted by natural disasters, terrorism, acts of war, international conflict, political and governmental actions which could harm our business.

Natural disasters, acts or threats of war or terrorism, international conflicts, and the actions taken by the United States and other governments in response to such events could cause damage or disrupt our business operations, our suppliers, or our customers, and could create political or economic instability, any of which could have an adverse effect on our business. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products, could make it difficult or impossible for us to deliver products, or could disrupt our supply chain. The Company may also be impacted by actions by foreign governments, including currency devaluation, tariffs and nationalization, where our facilities are located which could disrupt manufacturing and commercial operations.

The Company is subject to changes in legislative, regulatory and legal developments involving income taxes.

The Company is subject to U.S. federal, state, and international income, payroll, property, sales and use, fuel, and other types of taxes. Changes in tax rates, enactment of new tax laws, revisions of tax regulations, and claims or litigation with taxing authorities could result in substantially higher taxes and, therefore, could have a significant adverse effect on the Company's results or operations, financial conditions and liquidity. Currently, a significant amount of the Company's revenue is generated from customers located outside of the United States, and a portion of the Company's assets and employees are located outside of the United States. U.S. income tax and foreign withholding taxes have not been provided on undistributed earnings for certain non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries.

Several U.S. legislation proposals have been announced that would substantially reduce (or have the effect of substantially reducing) the Company's ability to defer U.S. taxes on profit permanently reinvested outside the United States. Proposals to date could have a negative impact on the Company's financial position and operating results. Additionally, they could have a negative impact on the Company's ability to compete in the global marketplace. The probability of any of the se proposals being enacted cannot be predicted with any certainty. The Company continues to monitor legislation to be in position to structure operations in a manner that will reduce the impact of enacted changes.

The Company is subject to tax laws and regulations in many jurisdictions and the inability to successfully defend claims from taxing authorities related to our current and/or acquired businesses could adversely affect our operating results and financial position.

We conduct business in many countries, which requires us to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the subjectivity of tax laws between those jurisdictions as well as the subjectivity of factual interpretations, our estimates of income tax liabilities may differ from actual payments or assessments. Claims from taxing authorities related to these differences could have an adverse impact on our operating results and financial position.

Our stock may be subject to significant fluctuations and volatility.

The market price of shares of our common stock may be volatile. Among the factors that could affect our common stock price are those discussed above under **"Risks Factors"** as well as:

- quarterly fluctuation in our operating income and earnings per share results;
- decline in demand for our products;
- significant strategic actions by our competitors, including new product introductions or technological advances;
- fluctuations in interest rates;
- cost increases in energy, raw materials or labor;
- changes in revenue or earnings estimates or publication of research reports by analysts; and
- domestic and international economic and political factors unrelated to our performance.

In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 – PROPERTIES

We have manufacturing, sales and service facilities throughout the United States and in Canada, Mexico, India, China, Australia, Thailand and Europe.

Our Electrical segment currently includes 50 manufacturing, service and distribution facilities, of which 32 are principal manufacturing facilities. The Electrical segment's present operating facilities contain a total of approximately 6.6 million square feet of space of which approximately 34% are leased.

Our Mechanical segment currently includes 12 manufacturing, service and distribution facilities, of which six are principal manufacturing facilities. The Mechanical segment's present operating facilities contain a total of approximately 1.1 million square feet of space of which approximately 3% are leased.

At January 2, 2010, the Mechanical segment had two buildings and the Electrical segment had two buildings totaling approximately 0.5 million square feet that were available for sale due to consolidation of manufacturing in other locations.

Our principal executive offices are located in Beloit, Wisconsin in an owned approximately 54,000 square foot office building. We believe our equipment and facilities are well maintained and adequate for our present needs.

Location	Sq Footage	Status	Use
ELECTRICAL SEGMENT			
Wuxi, China	623,268	Owned	Manufacturing
Kolkata, India	563,298	Owned	Manufacturing
Wausau, WI	498,329	Owned	Manufacturing
Juarez, Mexico (2)	416,631	Owned	Manufacturing
Reynosa, Mexico	346,293	Owned	Manufacturing
Springfield, MO	325,355	Owned	Manufacturing
Shanghai, China (2)	311,000	Leased	Manufacturing
Eldon, MO (2)	276,180	Owned	Manufacturing & Warehouse
Changzhou, China (2)	270,890	Owned & Leased	Manufacturing
Arnhem, The Netherlands (4)	252,144	Leased	Warehouse
Piedras Negras, Mexico (3)	244,048	Leased	Manufacturing & Warehouse
Cassville, MO	238,838	Owned	Manufacturing
Monterrey, Mexico (2)	235,624	Leased	Manufacturing
Indianapolis, IN	220,832	Leased	Warehouse
Faridabad, India	220,000	Leased	Manufacturing
Lebanon, MO (2)	194,400	Owned	Manufacturing
Bangkok, Thailand (2)	169,747	Owned	Manufacturing & Warehouse
West Plains, MO (2)	139,000	Owned	Manufacturing
Pharr, TX	125,000	Leased	Warehouse
Lincoln, MO	120,000	Owned	Manufacturing
Blytheville, AR	107,000	Leased	Manufacturing
Black River Falls, WI	103,000	Owned	Manufacturing
All Other (15)	591,655	[1]	[1]
MECHANICAL SEGMENT			
Liberty, SC	173,516	Owned	Manufacturing
Aberdeen, SD	164,960	Owned	Manufacturing
Shopiere, WI	132,000	Owned	Manufacturing
Union Grove, WI	122,000	Owned	Manufacturing
All Other (8)	533,176	[2]	[2]

(1) Less significant manufacturing, service and distribution and engineering facilities located in the United States, Canada, Europe, and Asia: Electrical leased square footage 2,267,186

(2) Mechanical leased square footage 36,492.

ITEM 3 – LEGAL PROCEEDINGS

On July 30, 2009, we filed a response and counterclaims to an action filed by Nordyne, Inc. ("Nordyne") in the U.S. District Court for the Eastern District of Missouri in which action Nordyne is seeking a judgment declaring that neither Nordyne's G7 furnace systems nor its iQ Drive 23-seer air conditioning systems infringe on our ECM (electronically commutated motor) systems patents (U.S. Patent No. 5,592,058) ("the '058 Patent") and/or that the '058 Patent is invalid. In our response and counterclaims against Nordyne we are seeking a judgment that the '058 Patent is valid and that Nordyne has, in fact, infringed and continues to infringe the '058 Patent by making, using, offering for sale and selling it's G7 furnace systems and iQ Drive 23-seer air conditioning systems. We have also requested the U.S. District Court to enjoin Nordyne and all persons working in concert with Nordyne from further infringement of the '058 Patent and to award us compensatory and other damages caused by such infringement. We intend to defend our intellectual property vigorously against the claims asserted by Nordyne and against any infringement by Nordyne or any other person. We do not currently believe that the litigation will have a material effect on the Company's financial position or its results of operations.

The Company is, from time to time, party to litigation that arises in the normal course of our business operations, including product warranty and liability claims, contract disputes and environmental, asbestos, employment and other litigation matters. The Company's products are used in a variety of industrial, commercial and residential applications that subject us to claims that the use of our products is alleged to have resulted in injury or other damage. The Company accrues for anticipated costs in defending against such lawsuits in amounts that we believe are adequate, and the Company does not believe that the outcome of any such lawsuit will have a material effect on the Company's financial position or its results of operations.

ITEM 4 – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the quarter ended January 2, 2010.

PART II

ITEM 5 – MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock, $.01 par value ("Common Stock"), is traded on the New York Stock Exchange under the symbol "RBC." The following table sets forth the range of high and low closing sales prices for the Common Stock for the period from December 29, 2007 through January 2, 2010. The Company submitted its Section 303A.12(a) CEO Certification to the NYSE on April 29, 2009.

	2009			2008		
	Price Range			Price Range		
	High	Low	Dividends Declared	High	Low	Dividends Declared
1st Quarter	**$ 38.83**	**$ 25.81**	**$ 0.16**	$ 44.95	$ 33.94	$ 0.15
2nd Quarter	**42.65**	**29.99**	**0.16**	47.54	35.82	0.16
3rd Quarter	**49.26**	**38.76**	**0.16**	49.37	39.95	0.16
4th Quarter	**53.76**	**43.43**	**0.16**	42.52	26.07	0.16

The Company has paid 198 consecutive quarterly dividends through January 2010. The number of registered holders of Common Stock as of February 22, 2010 was 576.

The following table contains detail related to the repurchase of common stock based on the date of trade during the quarter ended January 2, 2010.

2009 Fiscal Month	**Total Number of Shares Purchased**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**	**Maximum Number of Shares that May be Purchased Under the Plan or Programs**
September 27 to October 31	-	$ -	-	2,115,900
November 1 to November 28	362	$ 51.56	-	2,115,900
November 29 to January 2, 2010	354	$ 51.88	-	2,115,900
Total	716		-	

Under the Company's equity incentive plans, participants may pay the exercise price or satisfy all or a portion of the federal, state and local withholding tax obligations arising in connection with plan awards by electing to a) have the Company withhold shares of common stock otherwise issuable under the award, b) tender back shares received in connection with such award or c) deliver previously owned shares of common stock, in each case having a value equal to the exercise price or the amount to be withheld.

The Board of Directors has approved repurchase programs of up to three million common shares of Company stock. Management is authorized to effect purchases from time to time in the open market or through privately negotiated transactions. As of December 27, 2008, the Company had repurchased 884,100 shares at an average purchase price of $21.96 per share under this program. A total of 110,000 of these shares were repurchased in the fiscal year ended December 27, 2008 for a total cost of $4.2 million. During 2009 the Company issued approximately 1.4 million shares, including all 884,100 treasury shares, in connection with the redemption of certain Convertible notes. (See Note 8 of the Consolidated Financial Statements.)

Item 12 of this Annual Report on Form 10-K contains certain information relating to the Company's equity compensation plans.

Stock Performance

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (the "Exchange Act") or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing.

The following graph compares the hypothetical total shareholder return (including reinvestment of dividends) on an investment in (1) the Common Stock of the Company, (2) the Standard & Poor's Mid Cap 400 Index, (3) the Standard & Poor's 400 Electrical Components and Equipment Index, (4) the Standard & Poor's Small Cap 600 Index, and (5) the Standard & Poor's 600 Electrical Components and Equipment Index for the period December 31, 2004 through January 2, 2010. In each case, the graph assumes the investment of $100.00 on December 31, 2004.



Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Regal-Beloit Corporation
S&P MidCap 400 Index
S&P 400 Electrical Components & Equipment
S&P SmallCap 600 Index
S&P 600 Electrical Components & Equipment

	2005	2006	2007	2008	2009
Regal-Beloit Corporation	125.81	188.89	163.76	125.74	195.27
S&P MidCap 400 Index	112.56	124.17	134.08	81.78	117.45
S&P 400 Electrical Components & Equipment	110.25	123.90	155.51	94.84	130.58
S&P SmallCap 600 Index	107.68	123.96	123.59	81.25	106.96
S&P 600 Electrical Components & Equipment	111.10	150.37	166.47	103.97	141.48

ITEM 6 – SELECTED FINANCIAL DATA

The selected statement of income data for the years ended January 2, 2010, December 27, 2008, and December 29, 2007 and the balance sheet data at January 2, 2010, and December 27, 2008 are derived from, and are qualified by reference to, the audited financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the year ended December 30, 2006 and December 31, 2005 and the balance sheet data at December 29, 2007, December 30, 2006 and December 31, 2005 are derived from audited financial statements not included herein [(1)].

	(In Thousands, Except Per Share Data)				
	Year Ended January 2, 2010	Year Ended December 27, 2008 [1]	Year Ended December 29, 2007 [1]	Year Ended December 30, 2006 [1]	Year Ended December 31, 2005 [1]
Net Sales	$ 1,826,277	$ 2,246,249	$ 1,802,497	$ 1,619,545	$ 1,428,707
Income from Operations	159,520	230,431	206,060	194,017	134,572
Net Income Attributable to Regal Beloit	95,048	125,525	115,499	107,156	67,091
Total Assets	2,112,237	2,023,496	1,862,247	1,437,559	1,342,554
Long-Term Debt	468,065	560,127	552,917	313,351	371,463
Regal Beloit Shareholders' Equity	1,167,824	825,987	861,750	755,984	657,215
Earnings Per Share of Common Stock:					
Basic	2.76	4.00	3.70	3.47	2.26
Assuming Dilution	2.63	3.78	3.40	3.20	2.17
Cash Dividends Declared	0.64	0.63	0.59	0.55	0.51
Shareholders' Equity	33.85	26.35	27.57	24.51	22.15
Weighted Average Shares Outstanding (in 000's):					
Basic	34,499	31,343	31,252	30,847	29,675
Assuming Dilution	36,132	33,251	33,921	33,504	30,879

[1] Adjusted for the 2009 adoption of new accounting guidance related to Convertible Debt and Noncontrolling Interests (See also Note 2 of the Consolidated Financial Statements).

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

OVERVIEW

Regal Beloit Corporation seeks to deliver strong, consistent business results and superior shareholder returns by providing value added products to our customers who serve the commercial, industrial, and residential markets.

To this end, we are focused on two product segments: Electrical and Mechanical. Within these segments, we follow a well defined business strategy to develop and increase market leadership positions in key product categories and improve financial performance. On an ongoing basis, we focus on a variety of key indicators to monitor business performance. These indicators include organic and total sales growth (including volume and price components), market share, gross profit margin, operating profit, net income and earnings per share, and measures to optimize the management of working capital, capital expenditures, cash flow and return on capital. The monitoring of these indicators, as well as our corporate governance practices (including the Company's Code of Conduct), are used to ensure that business health and strong internal controls are maintained.

To achieve our financial objectives, we are focused on initiatives to drive and fund growth. We seek to capture significant opportunities for growth by identifying and meeting customer needs within our core product categories and identifying category expansion opportunities. These product needs are met through extensive product research and development efforts as well as through a disciplined acquisition strategy. Growth opportunities are emphasized that offer stronger market growth potential as a result of geographic based expansion, technology or industry expansion. The investments needed to fund our growth are developed through continuous, corporate-wide initiatives to lower costs and increase effective asset utilization. We also prioritize investments toward higher return on capital businesses. Our management team is compensated based on a modified Economic Value Added (EVA) program which reinforces our capital allocation disciplines which drives capital allocation to increase shareholder value. Our key metrics include: total sales growth, organic sales growth, operating margin percent, operating cash flow as a percent of net income and return on invested capital (ROIC).

Given the global economic slowdown, continued competitive marketplace and highly fluctuating raw material and energy costs, we anticipate that the near-term operating environment will remain challenging. However, we anticipate that our strong balance sheet and liquidity combined with productivity efforts, new products and the impact of our Lean Six Sigma program will provide additional funds for investment in support of key initiatives and new product development.

As of the beginning of fiscal 2009, the Company adopted new accounting guidance related to convertible debt and noncontrolling interests (see Note 2 of the Consolidated Financial Statements), which requires us to adjust previously disclosed consolidated financial statements to conform to the current period presentation.

RESULTS OF OPERATIONS

NET SALES	(In millions)		
	2009	2008	2007
Net Sales	$ 1,826.3	$ 2,246.2	$ 1,802.5
Sales growth rate	(18.7%)	24.6%	11.3%
Net Sales by Segment:			
Electrical segment	$ 1,637.7	$ 1,998.6	$ 1,559.0
Sales growth rate	(18.1%)	28.2%	11.9%
Mechanical segment	$188.6	$247.6	$243.5
Sales growth rate	(23.8%)	1.7%	7.3%

2009 versus 2008

Worldwide sales for year ended January 2, 2010 were $1.826 billion, an 18.7% decrease over the $2.246 billion reported for the year ended for December 27, 2008. Full year 2009 sales included $57.8 million of incremental sales related to the 2008 acquired businesses and the CPT acquisition completed on January 2, 2009 (see Note 5 of the Consolidated Financial Statements).

In the Electrical segment, sales decreased 18.1% including the impact of the acquisitions noted above. Exclusive of the acquired businesses, Electrical segment sales decreased 21.0%. Sales for the residential HVAC motor business continued to be negatively impacted by the weak housing markets; however, economic stimulus related spending, higher efficiency product mix, and low prior year comparables resulted in a 6.8% decrease during 2009 for the HVAC residential market.

Driven by weak end markets, commercial and industrial motor sales in North America for the year ended January 2, 2010 decreased 25.5% over sales for the year ended December 27, 2008. Global generator sales decreased 42.6% for the year ended January 2, 2010 as compared to the prior year.

Sales in the Mechanical segment decreased 23.8% from the prior year period. Weakness in end markets for all Mechanical segment businesses was experienced in 2009 as a result of weak industrial markets.

From a geographic perspective, Asia-based sales decreased 23.5% as compared to 2008. In total, sales to regions outside of the United States were 26.9% of total sales for the year ended January 2, 2010 as compared to 27.1% in 2008. The negative impact of foreign currency exchange rates decreased total sales by 0.3% for the year ended January 2, 2010 as compared to the prior year period.

2008 versus 2007

Worldwide sales for year ended December 27, 2008 were $2.246 billion, a 24.6% increase over the $1.802 billion reported for the year ended for December 29, 2007. Full year 2008 sales included $404.5 million of incremental sales from the businesses acquired in 2007 and 2008 (see Note 5 of the Consolidated Financial Statements).

In the Electrical segment, sales increased 28.2% including the impact of the acquisitions noted above. Exclusive of the acquired businesses, Electrical segment sales were up 2.2%. Sales for the residential HVAC motor business were negatively impacted by the weak housing markets, including new home construction and sales of existing homes. Also, we believe that the replacement nature of our HVAC motors was negatively impacted by the lack of credit availability for homeowners who may have elected to repair HVAC systems rather than a full replacement. Sales for the full year 2008 for the HVAC business decreased 1.1%. We saw strength in sales of commercial and industrial motors and our power generation products throughout the majority of 2008, with global weakness in demand developing in the third and fourth quarters. Sales of commercial and industrial motors increased approximately 2.8% for the full year 2008. Sales of power generation products increased 21.9% for the same period.

Sales in the Mechanical segment increased 1.7% from the prior year period. Individual business results varied significantly depending on the strength of their end markets. Sales in the commercial and industrial product lines remained relatively strong throughout the year. This strength was largely offset by weak sales in our Richmond Gear operation, which are dependent on consumer spending on discretionary auto and marine products.

From a geographic perspective, Asia-based sales increased 62.6% as compared to 2007. In total, sales to regions outside of the United States were 27.1% of total sales for 2008 in comparison to 21.7% for 2007.

GROSS PROFIT	(In thousands)		
	2009	2008	2007
Gross Profit	$ 424,224	$ 500,680	$ 413,353
Gross profit percentage	23.2%	22.3%	22.9%
Gross Profit by Segment:			
Electrical segment	$ 379,017	$ 428,778	$ 343,445
Gross profit percentage	23.1%	21.5%	22.0%
Mechanical segment	$ 45,207	$ 71,902	$ 69,908
Gross profit percentage	24.0%	29.0%	28.7%

2009 versus 2008

The gross profit margin for the year ended January 2, 2010 was 23.2% as compared to 22.3% reported for 2008. The gross profit margin for the Electrical segment was 23.1% for the year ended January 2, 2010 versus 21.5% in the prior year. Electrical segment margins improved due to cost reduction efforts, including the benefit from recent plant consolidations, a mix change toward higher efficiency products in 2009, and short term net material cost savings. Negative fixed cost absorption in our plants due to lower sales and production levels partially offset these gains. The Mechanical segment gross margin was 24.0% for the year ended January 2, 2010 versus 29.0% in the prior year. The Mechanical segment gross margin decreases were driven by negative fixed cost absorption impacts of lower production volumes. Overall, high efficiency product sales across our business represented 17.2% of net sales in 2009 versus 12.8% for 2008.

2008 versus 2007

The gross profit margin for the year ended December 27, 2008 was 22.3% as compared to the 22.9% reported for 2007. Higher material costs had a significant impact on 2008 partially offset by the contribution from new products, productivity efforts, pricing actions, and product mix. The raw material cost increases resulted primarily from increases in the cost of copper and steel. The gross profit margin for the Electrical segment reflected these impacts and decreased to 21.5% from 22.0% in 2007. Mechanical segment gross profit margin increased to 29.0% in 2008 from 28.7% in the prior year.

OPERATING EXPENSES	(In thousands)		
	2009	2008	2007
Operating Expenses	$ 264,704	$ 270,249	$ 207,293
As a percentage of net sales	14.5%	12.0%	11.5%
Operating Expenses by Segment:			
Electrical segment	$ 234,117	$ 237,246	$ 173,756
As a percentage of net sales	14.3%	11.9%	11.1%
Mechanical segment	$ 30,587	$ 33,003	$ 33,537
As a percentage of net sales	16.2%	13.3%	13.8%

2009 versus 2008

Operating expenses were $264.7 million (14.5% of net sales) in the year ended January 2, 2010 versus $270.2 million (12.0% of net sales) in 2008. Operating expenses included an incremental amount of approximately $13.8 million related to the acquired Hwada, Dutchi and CPT businesses. Significant operating cost reductions were made in 2009 as sales volumes decreased due to the economic slowdown. Electrical segment operating expenses were 14.3% of net sales for the year ended January 2, 2010 versus 11.9% in the prior year. Mechanical segment operating expenses were 16.2% of net sales in 2009 and 13.3% in 2008.

2008 versus 2007

Operating expenses were $270.2 million (12.0% of net sales) in the year ended December 27, 2008 versus $207.3 million (11.5% of sales) in 2007. The $62.9 million increase is driven by the full year impact of 2007 acquisitions and the 2008 acquisitions. Electrical segment operating expenses were 11.9% of sales in 2008 and 11.1% of sales in 2007. Mechanical operating expenses as a percent of sales decreased to 13.3% from 13.8% in 2007.

INCOME FROM OPERATIONS	(In thousands)		
	2009	2008	2007
Income from Operations	$ 159,520	$ 230,431	$ 206,060
As a percentage of net sales	8.7%	10.3%	11.4%
Income from Operations by Segment:			
Electrical segment	$ 144,901	$ 191,532	$ 169,689
As a percentage of net sales	8.8%	9.6%	10.9%
Mechanical segment	$ 14,619	$ 38,899	$ 36,371
As a percentage of net sales	7.8%	15.7%	14.9%

2009 versus 2008

Income from operations was $159.5 million for the year ended January 2, 2010 and $230.4 million in the prior year. As a percentage of sales, income from operations was 8.7% in 2009 versus 10.3% in 2008. Income from operations declined, but was partially offset by cost reduction efforts, including the benefit from recent plant consolidations, a mix toward higher efficiency products in 2009, and short term net material cost savings. Offsetting these factors were negative impacts from lower fixed cost absorption. Electrical segment income from operations was 8.8% of net sales in 2009 versus 9.6% in 2008. Driven by negative fixed cost absorption impacts of lower production volumes, the Mechanical segment income from operations was 7.8% of net sales for 2009 versus 15.7% of net sales in 2008.

2008 versus 2007

Income from operations was $230.4 million versus $206.1 million in the comparable period of 2007. As a percent of sales, income from operations was 10.3% for the year ended December 27, 2008 versus 11.4% in the comparable period of 2007. Electrical segment income from operations increased 12.9% to $191.5 million from $169.7 million in 2007 driven by the acquired businesses. As a percent of sales, Electrical segment operating income decreased to 9.6% in 2008 from 10.9% in 2007. This decrease reflected lower operating profit margins from the acquired businesses, and significantly increased raw material costs partially offset by contributions from new products, pricing actions, and productivity. Mechanical segment income from operations increased 7.0% to $38.9 million in 2008 from $36.4 million in 2007. As a percent of sales, Mechanical segment operating income increased to 15.7% in 2008 from 14.9% in 2007. Individual business results varied significantly based on the strength of their end markets.

INTEREST EXPENSE, NET	(In thousands)		
	2009	2008	2007
Interest Expense, Net	$ 21,565	$ 31,168	$ 25,717
Year End Weighted Average Interest Rate	3.6%	4.1%	4.9%

2009 versus 2008

Net interest expense for the year ended January 2, 2010 was $21.6 million versus $31.2 million for the year ended December 27, 2008. During 2009, the Company's interest expense decreased driven by the redemption of $75.8 million of Convertible Notes (see Note 8 of the Consolidated Financial Statements). Interest income increased in 2009 due to higher cash balances as a result of our strong operating cash flow and the May 2009 secondary stock offering. (See also Liquidity and Capital Resources discussion following.)

2008 versus 2007

Net interest expense was $31.2 million versus $25.7 million in the comparable period of 2007. The increase is driven by higher levels of average debt outstanding driven by the acquisitions completed since August 2007.

PROVISION FOR INCOME TAXES	(In thousands)		
	2009	2008	2007
Income Taxes	$ 39,276	$ 70,349	$ 61,937
Effective Tax Rate	28.5%	35.3%	34.3%

2009 versus 2008

The effective tax rate for the year ended January 2, 2010 was 28.5% compared to 35.3% in the prior year period. The decrease in the effective tax rate is driven by changes in the global distribution of income, as well as adjustments to tax reserves due to a statutory expiration. (See Note 11 of the Consolidated Financial Statements.)

2008 versus 2007

The effective tax rate for the year ended December 27, 2008 was 35.3% versus 34.3% in the prior year period. The increase in the effective tax rate results from the global distribution of income and increases in certain statutory tax rates in Mexico and China.

NET INCOME ATTRIBUTABLE TO REGAL BELOIT CORPORATION AND EARNINGS PER SHARE

	(In millions, except per share data)		
	2009	2008	2007
Net Income Attributable to Regal Beloit Corporation	$ 95.0	$ 125.5	$ 115.5
Fully Diluted Earnings per Share	$ 2.63	$ 3.78	$ 3.40
Average Number of Diluted Shares	36.1	33.3	33.9

2009 versus 2008

Net Income Attributable to Regal Beloit Corporation for the year ended January 2, 2010 was $95.0 million, a decrease of 24.3% versus the $125.5 million reported in 2008. Fully diluted earnings per share was $2.63 as compared to $3.78 reported for the year ended December 27, 2008. The average number of diluted shares was 36,131,607 during the year ended January 2, 2010 as compared to 33,250,689 during the year ended December 27, 2008.

2008 versus 2007

Net Income Attributable to Regal Beloit Corporation for the year ended December 27, 2008 was $125.5 million, an increase of 8.7% versus the $115.5 million reported in the comparable period of 2007. Fully diluted earnings per share was $3.78 as compared to $3.40 per share reported in 2007. The average number of diluted shares was 33,250,689 during the year ended December 27, 2008 as compared to 33,920,886 during the comparable period of 2007.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is operating cash flow which we target to equal or exceed our net income. In addition to operating income, other significant factors affecting our liquidity management include: working capital levels, capital expenditures, dividends, acquisitions, availability of debt financing and the ability to attract long term capital at acceptable terms.

Recent distress and volatility in financial markets has created increased levels of uncertainty regarding available debt and equity capital. We have assessed our liquidity and continue to monitor the impact of the broader volatility on our business including vendors and customers. We have determined that there has not been a significant impact on our financial position, results of operations, or liquidity during 2009.

Our working capital was $670.3 million at January 2, 2010, an increase of 55.8% from $430.3 million at year-end 2008. At January 2, 2010 our current ratio, the ratio of our current assets to current liabilities, was 3.2:1 versus 2.0:1 at the previous year-end.

Cash flow provided by operating activities ("operating cash flow") was $314.9 million in 2009, a $160.7 million increase from 2008. The increase was driven by a combined $95.2 million increase in net cash provided from Receivables, Inventory and Accounts Payable. These working capital components provided $96.2 million of operating cash in 2009 versus a combined $1.0 million provided in 2008. The $85.5 million increase in net cash flow used in Current Liabilities and Other is driven by a $52.4 million net change in deferred tax assets related to derivative instruments.

Cash flow used in investing activities was $151.6 million in 2009, $51.9 million more than in 2008 driven by the net purchase of investment securities of $117.6 million partially offset by lower acquisitions and lower capital expenditures in 2009. Capital spending decreased to $33.6 million in 2009 from $52.2 million a year earlier. Our commitments for property, plant and equipment as of January 2, 2010 were approximately $5.2 million. We believe that our present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for our operations in 2010.

Cash flow provided by financing activities was $32.9 million in 2009 compared to cash flow used of $31.4 million in 2008. On May 22, 2009, the Company completed a public offering of 4,312,500 shares of Common Stock at a price of $36.25 per share, resulting in $150.4 million of net proceeds. We paid $21.6 million in dividends to shareholders in 2009.

At January 2, 2010, the Company had $250.0 million of Senior notes ("the Notes") outstanding. The Notes were sold pursuant to a Note Purchase Agreement (the "Agreement") by and among the Company and the purchasers of the Notes. The Notes were issued and sold in two series: $150.0 million in Floating Rate Series 2007A Senior Notes, Tranche A, due August 23, 2014, and $100.0 million in Floating Rate Series 2007A Senior Notes, Tranche B, due August 23, 2017. The Notes bear interest at a margin over the London Inter-Bank Offered Rate ("LIBOR"), which margin varies with the ratio of the Company's consolidated debt to consolidated earnings before interest, taxes, deprecation, and amortization ("EBITDA") as defined in the Agreement. These interest rates also vary as LIBOR varies. The Agreement permits the Company to issue and sell additional note series, subject to certain terms and conditions described in the Agreement, up to a total of $600.0 million in combined Notes.

The Company's $500.0 million revolving credit facility, ("the Facility") permits the Company to borrow at interest rates (0.9% at January 2, 2010) based upon a margin above LIBOR, which margin varies with the ratio of senior funded debt (total debt excluding convertible debt) to EBITDA, as defined in the Facility. These interest rates also vary as LIBOR varies. We pay a commitment fee on the unused amount of the Facility, which also varies with the ratio of senior funded debt to EBITDA.

On June 16, 2008, the Company entered into a Term Loan Agreement ("Term Loan") with certain financial institutions, whereby the Company borrowed an aggregate principal amount of $165.0 million. The Term Loan matures in June 2013, and borrowings under the Term Loan generally bear interest at a variable rate equal to (i) a margin over the LIBOR, which margin varies depending on whether certain criteria are satisfied, or (ii) the alternate base rate as defined in the agreement. At January 2, 2010, the interest rate of 1.2% was based on a margin over LIBOR.

The Notes, the Term Loan and the Facility require us to meet specified financial ratios and to satisfy certain financial condition tests. We were in compliance with all debt covenants as of January 2, 2010.

The Company has interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. (See also Note 14 of the Consolidated Financial Statements.)

The Company also had $39.2 million and $113.9 million of convertible senior subordinated notes outstanding at January 2, 2010 and December 27, 2008 respectively. As of January 2, 2010 the notes are convertible as the closing price of the Company's common stock exceeded the contingent conversion price for the specified amount of time. The notes, which are unsecured and due in 2024, bear interest at a fixed rate of 2.75% for five years, and may increase thereafter at .25% of the average trading price of a note if certain conditions are met. The Company must pay cash for the par value, but retained the option to either pay cash, issue its stock or a combination thereof, for value above par. During the year ended January 2, 2010, a total of $75.8 million face value of bonds was converted by the holders. The Company paid cash to redeem the par value of the debt and paid the conversion premium through issuance of approximately 1.4 million shares. The fair value of these notes at January 2, 2010 was approximately $82.8 million as compared to the fair value at December 27, 2008 of $154.0 million. The Company has sufficient long-term liquidity in its Facility ($485.0 million at January 2, 2010) to repay any notes converted by their holders.

As part of the 2008 acquisition of Hwada (see Note 5 of the Consolidated Financial Statements), the Company assumed $21.6 million of short-term notes payable to banks. As of January 2, 2010, these notes have been paid, at December 27, 2008 the balance of Hwada notes payable was approximately $11.0 million.

At January 2, 2010 a foreign subsidiary of the Company had outstanding short-term borrowings of $8.2 million, denominated in local currency with a weighted average interest rate of 1.9%. As of December 27, 2008, this subsidiary had outstanding borrowings of $4.1 million denominated in local currency with a weighted average interest rate of 3.4%.

At January 2, 2010, additional short-term notes payable of approximately $11.2 million were outstanding with a weighted average interest rate of 4.8%.

The Company is exposed to interest rate risk on certain of its short-term and long-term debt obligations used to finance our operations and acquisitions. At January 2, 2010, net of interest rate swaps, we had $305.8 million of fixed rate debt and $170.6 million of variable rate debt. The variable rate debt is primarily under our Term Loan with an interest rate based on a margin above LIBOR. As a result, interest rate changes impact future earnings and cash flow assuming other factors are constant. A hypothetical 10% change in our weighted average borrowing rate on outstanding variable rate debt at January 2, 2010 would result in a change in net income of approximately $0.2 million.

Predominately, all of our expenses are paid in cash, often with payment term provisions that include early payment discounts and time elements. We believe that our ability to generate positive cash flow, coupled with our available revolver balance will be sufficient to fund our operations for the foreseeable future. We continue to act to reduce our investment in working capital through improved and enforced payment terms and operational efficiencies. Additionally, we believe that our capital expenditures for maintenance of equipment and facilities will be consistent with prior levels and not present a funding challenge.

We are in compliance with all of our debt covenants at the end of 2009. We believe that we will continue to be in compliance with these covenants for the foreseeable future as we believe that we will continue to reduce outstanding debt balances during fiscal year 2010 and maintain an appropriate level of EBITDA. However, our EBITDA performance is dependent on our financial performance in these uncertain and challenging market conditions which developed in 2008 and have continued through 2009.

The primary financial covenants on our senior notes, term loan, and the facility include ratios of debt to EBITDA (as defined in each agreement) and minimum interest coverage ratios of EBITDA to interest expense. The debt to EBITDA covenant ratio requires us to be less than 3.75:1, and our ratio at January 2, 2010 was approximately 2.1:1. The minimum interest coverage ratio requires us to be greater than 3.0:1, and our ratio at January 2, 2010 was approximately 9.9:1.

We will, from time to time, maintain positive cash balances which may be used to fund operations, repay outstanding debt and will be available for other investments which may include acquisitions of businesses or product lines, dividends, investments in new product development programs and the repurchase of our commons shares.

Our projections are based on all information known to the Company, which may change based on global economic events, our financial performance, actions by our customers and competitors and other factors discussed in *Item 1A, Risk Factors.*

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following is a summary of the Company's contractual obligations and payments due by period as of January 2, 2010 (in millions):

Payments due by Period	Debt Including Estimated* Interest Payments	Operating Leases	Pension Obligations	Purchase and Other Obligations	Total Contractual Obligations
Less than 1 Year	$ 25.4	$ 16.3	$ 1.5	$ 182.3	$ 225.5
1 - 3 Years	75.9	21.9	-	-	97.8
3 - 5 Years	341.6	9.5	-	-	351.1
More than 5 Years	110.8	6.7	-	-	117.5
Total	$ 553.7	$ 54.4	$ 1.5	$ 182.3	$ 791.9

NOTE: The timing and future spot prices affect the settlement values of the Company's hedge obligations related to commodities, currency and interest rate swap agreements. Accordingly, these obligations are not included above in the table of contractual obligations. The timing of settlement of the Company's tax contingent liabilities cannot be reasonably determined and they are not included above in the table of contractual obligations. Future pension obligation payments after 2010 are subject to revaluation based on changes in the benefit population and/or changes in the value of pension assets based on market conditions that are not determinable as of January 2, 2010.

* Variable rate debt based on January 2, 2010 rates.

We utilize blanket purchase orders ("blankets") to communicate expected annual requirements to many of our suppliers. Requirements under blankets generally do not become "firm" until a varying number of weeks before our scheduled production. The purchase obligations shown in the above table represent the value we consider "firm".

At January 2, 2010, the Company had outstanding standby letters of credit totaling approximately $12.2 million. We had no other material commercial commitments.

The Company did not have any material variable interest entities as of January 2, 2010 and December 27, 2008. Other than disclosed in the table above and the previous paragraph, the Company had no other material off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States, requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following critical accounting policies could have the most significant effect on our reported results.

Impairment of Long-Lived Assets or Goodwill and Other Intangibles

We evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable through future cash flows. We evaluate the recoverability of goodwill and other intangible assets annually or more frequently if events or circumstances indicate that an asset might be impaired. When applying the accounting guidance we use estimates to determine when an impairment is necessary. Factors that could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset or significant negative industry or economic trends. We perform our required annual impairment test as of the end of the October fiscal month each year.

The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital ("WACC"). The WACC considers market and industry data as well as Company-specific risk factors for each reporting unit in determining the appropriate discount rate to be used. The discount rate utilized for each reporting unit is indicative of the return an investor would expect to receive for investing in such a business. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and long term growth rates. The calculated fair values for our 2009 impairment testing exceed the carrying values of the reporting units.

As a result of our 2009 annual impairment review, we recorded a $0.5 million impairment for our Mechanical reporting unit, primarily related to auto and marine products that are dependent on consumer discretionary spending that have not met their performance plans.

Derivatives

The Company periodically enters into commodity hedging transactions to reduce the impact of changing prices for certain commodities such as copper and aluminum based upon forecasted purchases of such commodities. The Company also uses a cash hedging strategy to protect against an increase in the cost of forecasted foreign currency denominated transactions. Finally, we also have certain LIBOR-based floating rate borrowings that expose the Company to variability in interest rates that have been swapped into a pay fixed/receive LIBOR based interest rate swap agreement.

The fair value of derivatives is recorded on the consolidated balance sheet and the value is determined based on level 2 inputs. (See Note 14 of the Consolidated Financial Statements.)

Income Taxes

We operate in numerous taxing jurisdictions and are subject to regular examinations by various U.S. Federal, state and foreign jurisdictions for various tax periods. Our income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which we do business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, our estimates of income tax liabilities may differ from actual payments or assessments.

Additional information regarding income taxes is contained in Note 11 of the Consolidated Financial Statements.

New Accounting Pronouncements

Recent accounting guidance will change the consolidation rules as they relate to variable interest entities (VIE's). The guidance changes the model related to consolidating a VIE, and defines the assessment methodology for determining VIE status. The guidance is effective beginning on the first day of fiscal year 2010. The adoption of this guidance will not have a material effect on the Company's consolidated financial statements.

Recent accounting guidance requires disclosures about the fair value of financial instruments in interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance amends only the Company's disclosure requirements. (See Note 15 of the Consolidated Financial Statements for information regarding the fair value of financial instruments at January 2, 2010.)

In the first quarter of 2009, the Company adopted new accounting guidance which requires convertible debt securities that may be settled on conversion by the issuer fully or partially in cash, be split into a debt and equity component. The guidance is effective for fiscal years (and interim periods) beginning after December 15, 2008 and must be applied retroactively to all past periods presented. The Company adopted the guidance on its effective date. (See Note 4 of the Consolidated Financial Statements.)

Also in 2009, the Company adopted updated accounting guidance which requires expanded disclosures about derivative instruments and hedging activities. The guidance is effective for fiscal years and interim periods beginning after November 15, 2008, with earlier adoption permitted. The Company adopted the new guidance in our financial statements and related disclosures beginning in the first quarter of 2009. (See Note 14 of the Consolidated Financial Statements.)

In 2009, the Company adopted new guidance which establishes general standards and requirements for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has evaluated subsequent events as required under the guidance. (See also Note 17 of Notes to Consolidated Financial Statements.)

In 2009, the Company adopted new guidance which requires disclosures about the fair value of financial instruments in interim reporting periods of publicly traded companies as well as in annual financial statements. The provisions are effective for the Company's interim period ending on or after June 27, 2009. The guidance amends only the Company's disclosure requirements. (See also Note 15 of Notes to Consolidated Financial Statements)

In 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles ("GAAP"), except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification did not change GAAP but reorganizes the literature using a consistent structure organized by topic, subtopic, section and paragraph, each of which is identified by a numerical designation. As the Codification was not intended to change or alter existing GAAP, it did not impact the consolidated financial statements.

New accounting guidance issued after the effective date of the Codification will be issued in the form of Accounting Standards Updates ("ASUs"). ASUs will not be considered authoritative in their own right, but instead will serve to update the Codification.

Recent accounting guidance has changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changed the accounting for transactions with minority interest holders. As required, the Company has adopted the new guidance for presentation and disclosure requirements in our financial statements which was applied retroactively to all periods presented.

There is also new accounting guidance which affects business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The new guidance established principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, the guidance determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the guidance upon its effective date.

Further discussion of the Company's accounting policies is contained in Note 3 of the Consolidated Financial Statements.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk relating to the Company's operations due to changes in interest rates, foreign currency exchange rates and commodity prices of purchased raw materials. We manage the exposure to these risks through a combination of normal operating and financing activities and derivative financial instruments such as interest rate swaps, commodity cash flow hedges and foreign currency forward exchange contracts.

The Company is exposed to interest rate risk on certain of its short-term and long-term debt obligations used to finance our operations and acquisitions. At January 2, 2010, net of interest rate swaps, we had $305.8 million of fixed rate debt and $170.6 million of variable rate debt. As a result, interest rate changes impact future earnings and cash flow assuming other factors are constant. The Company utilizes interest rate swaps to manage fluctuations in cash flows resulting from exposure to interest rate risk on forecasted variable rate interest payments. Details regarding the instruments, as of January 2, 2010, are as follows:

Instrument	Notional Amount	Maturity	Rate Paid	Rate Received	Fair Value (Loss)
Swap	$150.0 million	August 23, 2014	5.3%	LIBOR (3 month)	($17.7) million
Swap	$100.0 million	August 23, 2017	5.4%	LIBOR (3 month)	($13.5) million

A hypothetical 10% change in our weighted average borrowing rate on outstanding variable rate debt at January 2, 2010, would result in a change in after-tax annualized earnings of approximately $0.2 million.

We are also exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to minimize our exposure to these risks through a combination of normal operating activities and the utilization of foreign currency contracts to manage our exposure on the transactions denominated in currencies other than the applicable functional currency. Contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. It is our policy not to enter into derivative financial instruments for speculative purposes. We do not hedge our exposure to the translation of reported results of foreign subsidiaries from local currency to United States dollars.

All hedges are recorded on the balance sheet at fair value and are accounted for as cash flow hedges, with changes in fair value recorded in accumulated other comprehensive income (loss) ("AOCI") in each accounting period. An ineffective portion of the hedges change in fair value, if any, is recorded in earnings in the period of change.

The Company periodically enters into commodity hedging transactions to reduce the impact of changing prices for certain commodities such as copper and aluminum based upon forecasted purchases of such commodities. These transactions are designated as cash flow hedges and the contract terms of commodity hedge instruments generally mirror those of the hedged item, providing a high degree of risk reduction and correlation. Derivative commodity assets of $4.4 million are recorded in Prepaid Expenses at January 2, 2010. Derivative commodity liabilities of ($62.2) million are recorded in Hedging Obligations at December 27, 2008. The unrealized gain/(loss) on the effective portion of the contracts of $2.2 million net of tax and ($32.9) million net of tax, as of January 2, 2010 and December 27, 2008, respectively, was recorded in AOCI. At January 2, 2010, the Company had an additional $2.1 million, net of tax, of derivative commodity gains on closed hedge instruments in AOCI that were realized in earnings when the hedged items impacted earnings. At December 27, 2008, the Company had an additional ($13.6) million, net of tax, of derivative commodity losses on closed hedge instruments in AOCI that were realized in earnings when the hedged items impacted earnings.

The Company uses a cash hedging strategy to protect against an increase in the cost of forecasted foreign currency denominated transactions. As of January 2, 2010, derivative currency assets (liabilities) of $0.2 million, $1.1 million, and ($5.5) million are recorded in Prepaid Expenses, Other Noncurrent Assets, and Hedging Obligations, respectively. At December 27, 2008 derivative currency liabilities of ($30.8) million were recorded in Hedging Obligations. The unrealized loss on the effective portion of the contracts of ($2.7) million net of tax, and ($20.1) million net of tax, as of January 2, 2010 and December 27, 2008, was recorded in AOCI. At January 2, 2010, the Company had an additional ($0.6) million, net of tax of derivative currency losses on closed hedge instruments in AOCI that will be realized in earnings when the hedged items impact earnings. At December 27, 2008, the Company had an additional ($1.6) million, net of tax, of derivative currency losses on closed hedge instruments in AOCI that were realized in earnings when the hedged items impacted earnings.

The Company has LIBOR-based floating rate borrowings, which expose the Company to variability in interest payments due to changes in interest rates. The Company has entered into pay fixed/receive LIBOR-based floating interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. These interest rate swaps have been designated as cash flow hedges against forecasted LIBOR-based interest payments.

As of January 2, 2010 and December 27, 2008, an interest rate swap liability of ($31.2) million and ($49.6) million was included in Hedging Obligations, respectively. The unrealized loss on the effective portion of the contracts of ($19.3) million and ($30.7) million, net of tax as of January 2, 2010 and December 27, 2008 respectively, was recorded in AOCI.

The net AOCI balance of ($18.4) million loss at January 2, 2010 includes ($7.2) million of net current deferred losses expected to be realized in the next twelve months.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Quarterly Financial Information
(Unaudited)

	(In Thousands, Except Per Share Data)							
	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
Net Sales	**$ 443,274**	$ 536,343	**$ 454,550**	$ 606,316	**$ 465,192**	$ 620,607	**$ 463,261**	$ 482,983
Gross Profit	**90,570**	122,099	**94,622**	131,177	**113,869**	132,797	**125,163**	114,607
Income from Operations	**28,192**	57,612	**29,467**	67,494	**48,318**	65,734	**53,543**	39,591
Net Income, Attributable to Regal Beloit Corporation [(1)]	**12,787**	31,427	**16,452**	37,313	**31,150**	36,139	**34,659**	20,646
Earnings Per Share [(1)(2)]:								
Basic	**0.41**	1.00	**0.49**	1.19	**0.86**	1.15	**0.94**	0.66
Assuming Dilution	**0.39**	0.95	**0.47**	1.11	**0.82**	1.07	**0.90**	0.63
Weighted Average Number of Shares Outstanding:								
Basic	**31,457**	31,317	**33,256**	31,306	**36,056**	31,357	**37,031**	31,393
Assuming Dilution	**32,595**	33,117	**35,105**	33,526	**38,183**	33,716	**38,410**	32,623
Net Sales								
Electrical	**$ 391,362**	$ 473,793	**$ 407,244**	$ 541,055	**$ 422,006**	$ 556,529	**$ 417,056**	$ 427,265
Mechanical	**51,912**	62,550	**47,306**	65,261	**43,186**	64,078	**46,205**	55,718
Income from Operations								
Electrical	**21,906**	47,565	**25,339**	57,894	**45,796**	56,597	**51,860**	29,476
Mechanical	**6,286**	10,047	**4,128**	9,600	**2,522**	9,137	**1,683**	10,115

(1) Adjusted for the 2009 adoption of new accounting guidance related to Convertible Debt and Noncontrolling Interests (see also Note 2 of the Consolidated Financial Statement).

(2) Due to the weighting of both the Company's earnings and the weighted average number of shares outstanding, the sum of the quarterly earnings may not equal the annual earnings per share.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Regal Beloit Corporation (the "Company") is responsible for the accuracy and internal consistency of the preparation of the consolidated financial statements and footnotes contained in this annual report.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. Regal Beloit Corporation operates under a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. The internal accounting control system is evaluated for effectiveness by management and is tested, monitored and revised as necessary. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 2, 2010. In making its assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on the results of its evaluation, the Company's management concluded that, as of January 2, 2010, the Company's internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

Our internal control over financial reporting as of January 2, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

March 2, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Regal Beloit Corporation
Beloit, Wisconsin

We have audited the accompanying consolidated balance sheets of Regal Beloit Corporation and subsidiaries (the "Company") as of January 2, 2010 and December 27, 2008, and the related consolidated statements of income, equity, comprehensive income (loss), and cash flows for each of the three years in the period ended January 2, 2010. Our audits also included the consolidated financial statement schedule listed in the Index as Item 15. We also have audited the Company's internal control over financial reporting as of January 2, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 2, 2010 and December 27, 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company adopted new accounting guidance in 2009 related to the accounting for convertible debt instruments and noncontrolling interests.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 1, 2010

REGAL BELOIT CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands of Dollars, Except Shares Outstanding and Per Share Data)

	For the Year Ended		
	January 2, 2010	(As adjusted, see Note 2) December 27, 2008	(As adjusted, see Note 2) December 29, 2007
Net Sales	**$ 1,826,277**	$ 2,246,249	$ 1,802,497
Cost of Sales	**1,402,053**	1,745,569	1,389,144
Gross Profit	**424,224**	500,680	413,353
Operating Expenses	**264,704**	270,249	207,293
Income From Operations	**159,520**	230,431	206,060
Interest Expense	**23,284**	32,647	26,650
Interest Income	**1,719**	1,479	933
Income Before Taxes & Noncontrolling Interests	**137,955**	199,263	180,343
Provision For Income Taxes	**39,276**	70,349	61,937
Net Income	**98,679**	128,914	118,406
Less: Net Income Attributable to Noncontrolling Interests, net of tax	**3,631**	3,389	2,907
Net Income Attributable to Regal Beloit Corporation	**$95,048**	$125,525	$115,499
Earnings Per Share of Common Stock:			
Basic	**$2.76**	$4.00	$3.70
Assuming Dilution	**$2.63**	$3.78	$3.40
Weighted Average Number of Shares Outstanding:			
Basic	**34,498,674**	31,343,330	31,252,145
Assuming Dilution	**36,131,607**	33,250,689	33,920,886

See accompanying Notes to the Consolidated Financial Statements.

REGAL BELOIT CORPORATION
CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars, Except Share and Per Share Data)

	January 2, 2010	(As adjusted, see Note 2) December 27, 2008
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 262,422	$ 65,250
Investments - Trading Securities	117,553	-
Trade Receivables, less Allowances of $12,666 in 2009 and of $11,145 in 2008	240,721	294,326
Inventories	268,839	359,918
Prepaid Expenses and Other Current Assets	59,168	66,594
Deferred Income Tax Benefits	30,673	75,174
Total Current Assets	979,376	861,262
Property, Plant and Equipment:		
Land and Improvements	42,034	39,982
Buildings and Improvements	127,468	127,018
Machinery and Equipment	484,274	457,063
Property, Plant and Equipment, at Cost	653,776	624,063
Less - Accumulated Depreciation	(310,705)	(265,691)
Net Property, Plant and Equipment	343,071	358,372
Goodwill	663,920	672,475
Intangible Assets, Net of Amortization	116,426	120,784
Other Noncurrent Assets	9,444	10,603
Total Assets	$ 2,112,237	$ 2,023,496
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$161,902	$202,456
Dividends Payable	5,981	5,024
Accrued Compensation and Employee Benefits	50,722	64,207
Other Accrued Expenses	76,612	63,457
Hedging Obligations	5,464	80,578
Current Maturities of Debt	8,385	15,280
Total Current Liabilities	309,066	431,002
Long-Term Debt	468,065	560,127
Deferred Income Taxes	72,418	72,119
Hedging Obligations	31,232	61,958
Pension and other Post Retirement Benefits	39,306	43,768
Other Noncurrent Liabilities	12,082	16,881
Commitments and Contingencies (see Note 12)		
Equity:		
Regal Beloit Corporation Shareholders' Equity:		
Common Stock, $.01 par value, 100,000,000 shares authorized, 37,399,353 issued in 2009, and 32,282,395 shares issued in 2008	374	323
Additional Paid-In Capital	512,282	356,231
Less - Treasury Stock, at cost, 884,100 shares in 2008	-	(19,419)
Retained Earnings	703,765	631,281
Accumulated Other Comprehensive Loss	(48,597)	(142,429)
Total Regal Beloit Corporation Shareholders' Equity	1,167,824	825,987
Noncontrolling Interests	12,244	11,654
Total Equity	1,180,068	837,641
Total Liabilities and Equity	$ 2,112,237	$ 2,023,496

See accompanying Notes to the Consolidated Financial Statements.

REGAL BELOIT CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(In Thousands of Dollars, Except Per Share Data)

	Regal Beloit Corporation Shareholders' Equity						
	Common Stock $.01 Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Balance as of December 30, 2006 (As Adjusted, See Note 2)	$ 318	$ 342,661	$ (15,228)	$ 428,461	$ (228)	$ 9,634	$ 765,618
Net Income	$ -	$ -	$ -	$115,499	$ -	$2,907	$ 118,406
Dividends Declared ($.59 per share)	-	-	-	(18,454)	-	-	(18,454)
Stock Options Exercised including income tax benefit and share cancellations	3	2,469	-	-	-	-	2,472
Stock-based Compensation	-	3,841	-	-	-	-	3,841
Distribution to Noncontrolling Interests	-	-	-	-	-	(2,741)	(2,741)
Other Comprehensive Income (see detail Comprehensive Income Statement)	-	-	-	-	2,408	742	3,150
Balance as of December 29, 2007 (As adjusted, see Note 2)	$ 321	$ 348,971	$ (15,228)	$ 525,506	$ 2,180	$ 10,542	$ 872,292
Net Income	$ -	$ -	$ -	$ 125,525	$ -	$ 3,389	$ 128,914
Dividends Declared ($.63 per share)	-	-	-	(19,750)	-	-	(19,750)
Purchase of 110,000 shares of Treasury Stock	-	-	(4,191)	-	-	-	(4,191)
Stock Options Exercised including income tax benefit and share cancellations	2	2,680	-	-	-	-	2,682
Stock-based Compensation	-	4,580	-	-	-	-	4,580
Distribution to Noncontrolling Interests	-	-	-	-	-	(3,044)	(3,044)
Other Comprehensive Income (Loss) (see detail Comprehensive Income Statement)	-	-	-	-	(144,609)	767	(143,842)
Balance as of December 27, 2008 (As adjusted, see Note 2)	$ 323	$ 356,231	$ (19,419)	$ 631,281	$ (142,429)	$ 11,654	$ 837,641
Net Income	$ -	$ -	$ -	$ 95,048	$ -	$ 3,631	$ 98,679
Dividends Declared ($.64 per share)	-	-	-	(22,564)	-	-	(22,564)
Issuance of 4,312,500 shares of Common Stock	43	150,327		-	-	-	150,370
Stock Options Exercised including income tax benefit and share cancellations	3	5,817	-	-	-	-	5,820
Stock-based Compensation	-	4,752	-	-	-	-	4,752
Issuance of Treasury and Common Stock for conversion premium on Convertible Debt redemption	5	(19,424)	19,419	-		-	-
Reversal of unrecognized tax benefits	-	3,600	-	- -	-	-	3,600
Reversal of tax benefits related to Convertible Debt	-	10,979	-	-	-	-	10,979
Distribution to Noncontrolling Interests	-	-	-	-	-	(4,468)	(4,468)
Other Comprehensive Income (See detail Comprehensive Income Statement)	-	-	-	-	93,832	1,427	95,259
Balance as of January 2, 2010	$ 374	$512,282	$ -	$ 703,765	$ (48,597)	$ 12,244	$ 1,180,068

See accompanying Notes to the Consolidated Financial Statements.

REGAL BELOIT CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In Thousands of Dollars)

	For the Year Ended		
	January 2, 2010	(As adjusted, see Note 2) December 27, 2008	(As adjusted, see Note 2) December 29, 2007
Net Income	**$ 98,679**	$ 128,914	$ 118,406
Other Comprehensive Income (Loss) net of tax:			
Pension and Post Retirement benefits	**(2,802)**	(13,773)	2,850
Currency translation adjustments	**17,531**	(41,717)	13,877
Change in fair value of hedging activities	**30,738**	(89,547)	(9,664)
Hedging Activities Reclassified into Earnings from Other Comprehensive Income (Loss)	**49,792**	1,195	(3,913)
Total Other Comprehensive Income (Loss)	**95,259**	(143,842)	3,150
Comprehensive Income (Loss)	**193,938**	(14,928)	121,556
Less: Comprehensive Income Attributable to Noncontrolling Interests	**5,058**	4,156	3,649
Comprehensive Income (Loss)Attributable to Regal Beloit Corporation	**$ 188,880**	$ (19,084)	$ 117,907

See accompanying Notes to the Consolidated Financial Statements.

REGAL BELOIT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars)

	For the Year Ended		
	January 2, 2010	(As adjusted, see Note 2) December 27, 2008	(As adjusted, see Note 2) December 29, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	**$ 98,679**	$ 128,914	$ 118,406
Adjustments to Reconcile Net Income to Net Cash Provided from Operating Activities:			
Depreciation	**49,730**	45,963	36,915
Amortization	**19,414**	15,638	9,704
Stock-based Compensation	**4,752**	4,580	3,841
Provision for Deferred Income Taxes	**7,718**	6,027	5,345
Excess Tax Benefits from Stock-based Compensation	**(2,808)**	(2,463)	(6,712)
Losses on Property, Plant and Equipment	**5,172**	124	564
Non-Cash Convertible Debt Deferred Financing Costs	**1,063**	4,938	4,594
Changes in Assets and Liabilities, Net of Acquisitions:			
Receivables	**48,905**	32,420	5,621
Inventories	**86,593**	(8,882)	18,002
Accounts Payable	**(39,327)**	(22,553)	20,316
Current Liabilities and Other	**35,028**	(50,507)	(15,970)
Net Cash Provided from Operating Activities	**314,919**	154,199	200,626
CASH FLOW FROM INVESTING ACTIVITIES:			
Additions to Property, Plant and Equipment	**(33,604)**	(52,209)	(36,628)
Purchases of Investment Securities	**(117,553)**	-	-
Business Acquisitions, Net of Cash Acquired	**(1,500)**	(49,702)	(337,643)
Sale of Property, Plant and Equipment	**1,033**	2,238	637
Net Cash Used in Investing Activities	**(151,624)**	(99,673)	(373,634)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Long-Term Debt Proceeds	**-**	165,200	250,000
Net Proceeds from the Sale of Common Stock	**150,370**	-	-
Net (Payments) Proceeds from Short-Term Borrowings	**(6,866)**	(11,820)	5,000
Payments of Long-Term Debt	**(215)**	(324)	(382)
Net Repayments of Commercial Paper Borrowings	**-**	-	(49,000)
Net Repayments Under Revolving Credit Facility	**(17,066)**	(162,700)	(14,500)
Proceeds from the Exercise of Stock Options	**5,767**	2,880	2,190
Repayments of Convertible Debt	**(75,802)**	-	-
Excess Tax Benefits from Stock-based Compensation	**2,808**	2,463	6,712
Financing Fees Paid	**-**	(454)	(1,706)
Distribution to Noncontrolling Interests	**(4,468)**	(3,044)	(2,741)
Purchases of Treasury Stock	**-**	(4,191)	-
Dividends Paid to Shareholders	**(21,607)**	(19,426)	(18,099)
Net Cash Provided from (Used in) Financing Activities	**32,921**	(31,416)	177,474
EFFECT OF EXCHANGE RATES ON CASH:	**956**	(434)	1,588
Net Increase in Cash and Cash Equivalents	**197,172**	22,676	6,054
Cash and Cash Equivalents at Beginning of Year	**65,250**	42,574	36,520
Cash and Cash Equivalents at End of Year	**$ 262,422**	$ 65,250	$ 42,574
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash Paid During the Year for:			
Interest	**$ 24,105**	$ 26,877	$ 20,789
Income Taxes	**22,153**	68,653	50,186

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Three Years Ended January 2, 2010

(1) NATURE OF OPERATIONS

Regal Beloit Corporation (the "Company") is a United States-based multinational corporation. The Company reports in two segments, the Electrical segment, with its principal line of business in electric motors and power generation products and the Mechanical segment, with its principal line of business in mechanical products which control motion and torque. The principal markets for the Company's products and technologies are within the United States.

(2) BASIS OF PRESENTATION

As of the beginning of fiscal 2009, the Company adopted new accounting guidance related to convertible debt (see also Note 4 of the Consolidated Financial Statements), which requires us to adjust previously disclosed consolidated financial statements. As such, certain prior period amounts have been adjusted in the consolidated financial statements to conform to the current period presentation.

The Company also adopted guidance which amends the accounting and reporting for noncontrolling interests in a consolidated subsidiary and the deconsolidation of a subsidiary. The Company now reports noncontrolling interests in subsidiaries as a separate component of equity in the consolidated financial statements and shows both net income attributable to the noncontrolling interest and net income attributable to the controlling interest on the face of the consolidated income statement. The new guidance applies prospectively, except for presentation and disclosure requirements, which are applied retrospectively.

Certain non-trade receivables at December 27, 2008 have been reclassified from Receivables to Prepaid Expenses and Other Current Assets to conform to the 2009 presentation. Trade receivables less allowances on the consolidated balance sheet is now comprised of trade receivables net of estimated allowances.

The Company operates on a 52/53 week fiscal year ending on the Saturday closest to December 31. The fiscal year ended January 2, 2010 was 53 weeks as compared to the fiscal year ended December 27, 2008 which was 52 weeks.

(3) ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. In addition, the Company has a 50/50 joint venture in China that is consolidated as over half of the joint venture sales are to Regal Beloit Corporation owned entities. All significant intercompany accounts and transactions are eliminated.

Use of Estimates

Management's best estimates of certain amounts are required in preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue upon transfer of title, which generally occurs upon shipment of the product to the customer. The pricing of products sold is generally supported by customer purchase orders, and accounts receivable collection is reasonably assured at the time of shipment. Estimated discounts and rebates are recorded as a reduction of sales in the same period revenue is recognized. Product returns and credits are estimated and recorded at the time of shipment based upon historical experience. Shipping and handling costs are recorded as revenue when billed to the customers.

Research and Development

The Company performs research and development activities relating to new product development and the improvement of current products. Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments which are readily convertible to cash, present insignificant risk of changes in value due to interest rate fluctuations and have original or purchased maturities of three months or less. The Company has a material amount of cash held on deposit at two financial institutions as of January 2, 2010. While this constitutes a concentration of credit risk, we believe these institutions to be financially stable.

Investments

Investments consist of marketable debt and equity securities with original maturities of greater than three months and remaining maturities of less than one year. Investments with maturities greater than one year may be classified as short term based on their highly liquid nature and their availability to fund future investing activities.

Trade Receivables

Trade receivables are stated at estimated net realizable value. Trade receivables are comprised of balances due from customers, net of estimated allowances. In determining collectability, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances.

Inventories

The approximate percentage distribution between major classes of inventory at year end is as follows:

	2009	2008
Raw Material and Work in Process	**34%**	29%
Finished Goods and Purchased Parts	**66%**	71%

Inventories are stated at cost, which is not in excess of market. Cost for approximately 56% of the Company's inventory at January 2, 2010 and 63% at December 27, 2008, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $35.8 million and $75.4 million as of January 2, 2010 and December 27, 2008, respectively. Material, labor and factory overhead costs are included in the inventories.

The Company reviews inventories for excess and obsolete products or components. Based on an analysis of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded or changed.

Property, Plant and Equipment

Property, Plant and Equipment are stated at cost. Depreciation of plant and equipment is provided principally on a straight-line basis over the estimated useful lives (3 to 40 years) of the depreciable assets. Accelerated methods are used for income tax purposes.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures which extend the useful lives of existing equipment are capitalized and depreciated.

Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the estimated useful life of the asset.

Commitments for property, plant, and equipment purchases were $5.2 million at January 2, 2010.

Goodwill and Other Intangibles

Goodwill and Other Intangibles result from the acquisition of existing businesses by the Company. Goodwill is not amortized; however it is tested for impairment annually at the fiscal October month end with any resulting adjustment charged to the results of operations. Amortization of Other Intangibles with definite lives is recorded over the estimated life of the asset.

Earnings per Share (EPS)

Diluted earnings per share is computed based upon earnings applicable to common shares divided by the weighted-average number of common shares outstanding during the period adjusted for the effect of other dilutive securities. Options for common shares where the exercise price was above the market price have been excluded from the calculation of effect of dilutive securities shown below. The amount of these shares were zero in 2009, 0.9 million for 2008 and 0.2 million for 2007. The following table reconciles the basic and diluted shares used in the per share calculations for the three years ended January 2, 2010 (in millions):

	2009	2008	2007
Denominator for basic EPS	**34.5**	31.3	31.3
Effect of dilutive securities	**1.6**	1.9	2.6
Denominator for diluted EPS	**36.1**	33.2	33.9

The "Effect of dilutive securities" represents the dilution impact of equity awards and the Convertible Notes (see Note 10 of the Consolidated Financial Statements). The dilutive effect of the Convertible Notes was approximately 1.3 million shares, 1.5 million shares and 2.1 million for the years ended January 2, 2010, December 27, 2008, and December 29, 2007, respectively.

Retirement Plans

Approximately half of our domestic employees are covered by defined benefit pension plans with the remaining employees covered by defined contribution plans. The defined benefit pension plans covering a majority of our domestic employees were frozen to new employees as of January 1, 2009. Most of our foreign employees are covered by government sponsored plans in the countries in which they are employed. Our obligations under our defined benefit pension plans are determined with the assistance of actuarial firms. The actuaries make certain assumptions regarding such factors as withdrawal rates and mortality rates. The actuaries also provide us with information and recommendations from which management makes further assumptions on such factors as the long-term expected rate of return on plan assets, the discount rate on benefit obligations and where applicable, the rate of annual compensation increases.

Based upon the assumptions made, the investments made by the plans, overall conditions and movement in financial markets, particularly the stock market and how actual withdrawal rates, life-spans of benefit recipients and other factors differ from assumptions, annual expenses and recorded assets or liabilities of these defined benefit plans may change significantly from year to year. Based on our annual review of actuarial assumptions as well as historical rates of return on plan assets and existing long-term bond rates, we set the long-term rate of return on plan assets at 8.25% and used a discount rate ranging from 5.7% to 6.3% for our defined benefit pension plans as of January 2, 2010. (See also Note 9 of the Consolidated Financial Statements).

Income Taxes

We operate in numerous taxing jurisdictions and are subject to regular examinations by various U.S. Federal, state and foreign jurisdictions for various tax periods. Our income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which we do business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, our estimates of income tax liabilities may differ from actual payments or assessments.

Foreign Currency Translation

For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Impairment of Long-Lived Assets and Amortizable Intangible Assets

Property, Plant and Equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses these assets for impairment when the undiscounted expected future cash flows derived from an asset are less than its carrying value. If we determine an asset is impaired, we measure the impairment as the amount by which the carrying value exceeds fair value. Such analyses necessarily involve significant estimates.

Product Warranty Reserves

The Company maintains reserves for product warranty to cover the stated warranty periods for its products. Such reserves are established based on an evaluation of historical warranty experience and specific significant warranty matters when they become known and can reasonably be estimated.

Accumulated Other Comprehensive Loss

Foreign currency translation adjustments, unrealized gains and losses on derivative instruments and pension liability adjustments are included in shareholder's equity under accumulated other comprehensive loss. The components of the ending balances of Accumulated Other Comprehensive Loss are as follows (in thousands):

	2009	2008
Translation adjustments	**$ (5,100)**	$ (21,204)
Hedging activities, net of tax	**(18,402)**	(98,932)
Pension and post retirement benefits, net of tax	**(25,095)**	(22,293)
Total	**$ (48,597)**	$ (142,429)

Derivative Instruments

Derivative instruments are recorded on the consolidated balance sheet at fair value as determined under accounting guidance that establishes criteria for designation and effectiveness of the hedging relationships. Any fair value changes are recorded in net earnings or Accumulated Other Comprehensive Income (Loss).

The Company uses derivative instruments to manage its exposure to fluctuations in certain raw material commodity pricing, fluctuations in the cost of forecasted foreign currency transactions, and variability in interest rate exposure on floating rate borrowings. These derivative instruments have been designated as cash flow hedges. (See Note 14 to the Consolidated Financial Statements.)

Legal and Environmental Claims

The Company records expenses and liabilities when the Company believes that an obligation of the Company on a specific matter is probable and there is a basis to reasonably estimate the value of the obligation. This methodology is used for environmental matters and legal claims that are filed against the Company from time to time. The uncertainty that is associated with such matters frequently requires adjustments to the liabilities previously recorded.

Life Insurance Policies

The Company maintains life insurance policies on certain officers and management which name the Company as beneficiary. The total face value of these policies was $11.0 million at January 2, 2010 and $10.7 million at December 27, 2008. The cash surrender value, net of policy loans, was $3.2 million and $2.9 million at January 2, 2010 and December 27, 2008, respectively, and is included as a component of Other Noncurrent Assets.

Fair Values

The fair values of cash equivalents, receivables, inventories, prepaid expenses, accounts payable, and accrued expenses approximate the carrying values due to the short period of time to maturity. The fair value of long-term debt is estimated using discounted cash flows based on the Company's current incremental borrowing rates, except for the convertible senior subordinated debt discussed in Note 8, and the fair value of investments and derivative instruments is determined based on inputs as defined in Note 15 of the Consolidated Financial Statements.

New Accounting Pronouncements

Recent accounting guidance will change the consolidation rules as they relate to variable interest entities (VIE's). The guidance changes the model related to consolidating a VIE, and defines the assessment methodology for determining VIE status. The guidance is effective beginning on the first day of fiscal year 2010. The adoption of this guidance will not have a material effect on the Company's consolidated financial statements.

Recent accounting guidance requires disclosures about the fair value of financial instruments in interim reporting periods of publicly traded companies as well as in annual financial statements. The provisions are effective for the Company's interim period ending on or after June 27, 2009. The guidance amends only the Company's disclosure requirements. (See Note 15 of the Consolidated Financial Statements for information regarding the fair value of financial instruments at January 2, 2010.)

In the first quarter of 2009, the Company adopted new accounting guidance which requires convertible debt securities that may be settled on conversion by the issuer fully or partially in cash, be split into a debt and equity component. The guidance is effective for fiscal years (and interim periods) beginning after December 15, 2008 and must be applied retroactively to all past periods presented. The Company adopted the guidance on its effective date. (See Note 4 of the Consolidated Financial Statements.)

Also in 2009, the Company adopted updated accounting guidance which requires expanded disclosures about derivative instruments and hedging activities. The guidance is effective for fiscal years and interim periods beginning after November 15, 2008, with earlier adoption permitted. The Company adopted the new guidance in our financial statements and related disclosures beginning in the first quarter of 2009. (See Note 14 of the Consolidated Financial Statements.)

In 2009, the Company adopted new guidance which establishes general standards and requirements for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company has evaluated subsequent events as required under the guidance. (See also Note 17 of Notes to Consolidated Financial Statements.)

In 2009, the Company adopted new guidance which requires disclosures about the fair value of financial instruments in interim reporting periods of publicly traded companies as well as in annual financial statements. The provisions are effective for the Company's interim period ending on or after June 27, 2009. The guidance amends only the Company's disclosure requirements. (See also Note 15 of Notes to Consolidated Financial Statements.)

In 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles ("GAAP"), except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification did not change GAAP but reorganizes the literature using a consistent structure organized by topic, subtopic, section and paragraph, each of which is identified by a numerical designation. As the Codification was not intended to change or alter existing GAAP, it did not impact the consolidated financial statements.

Recent accounting guidance has changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changed the accounting for transactions with minority interest holders. As required, the Company adopted the new guidance for presentation and disclosure requirements in our financial statements which was applied retroactively to all periods presented.

There is also new accounting guidance which affects business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The new guidance established principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interest in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, the guidance determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the guidance upon its effective date as appropriate for any future business combinations.

(4) ADJUSTMENT FOR CONVERTIBLE DEBT

As of the beginning of fiscal 2009, the Company adopted new accounting guidance, which requires an adjustment of convertible debt, equity, and interest expense. The new guidance requires that a fair value be assigned to the equity conversion option of the Company's $115.0 million original par value and then outstanding, 2.75% convertible senior subordinated notes (the "Convertible Notes") as of April 5, 2004, the date of issuance of the Convertible Notes. This change results in a corresponding decrease in the value assigned to the debt portion of the instrument.

The value assigned to the debt portion of the Convertible Notes was determined based on market interest rates for similar debt instruments without the conversion feature as of April 5, 2004, the issuance date of the Convertible Notes. The difference in this interest rate versus the coupon rate on the Convertible Notes is then amortized into interest expense over the expected term of the Convertible Notes. For purposes of the valuation, the Company used an expected term of five years, which represents the first anniversary date at which holders of the Convertible Notes may put their Convertible Notes back to the Company.

In 2009, bondholders exercised their conversion right for a total of $75.8 million face value of bonds. The Company paid cash to redeem the par value and the conversion premium was paid through issuance of approximately 1.4 million shares of stock. (See Note 8 of the Consolidated Financial Statements.)

The adjustment affected our December 27, 2008 balance sheet as follows (in thousands):

	As Adjusted	As Reported
Long-Term Debt	$ 560,127	$ 561,190
Deferred Income Taxes	72,119	71,715
Additional Paid-in Capital	356,231	342,712
Retained Earnings	631,281	644,141

The adjustment of our income statement for the years ended December 27, 2008 and December 29, 2007 was as follows (in thousands, except per share data):

	Year Ended December 27, 2008		Year Ended December 29, 2007	
	As Adjusted	As Reported	As Adjusted	As Reported
Interest Expense	$ 32,647	$ 27,709	$ 26,650	$ 22,056
Income Before Taxes and Noncontrolling Interests	199,263	204,201	180,343	184,937
Provision for Income Taxes	70,349	72,225	61,937	63,683
Net Income	128,914	131,976	118,406	121,254
Net Income Attributable to Regal Beloit Corporation	125,525	128,587	115,499	118,347
Earnings per Share of Common Stock				
Basic	$ 4.00	$ 4.10	$ 3.70	$ 3.79
Assuming Dilution	3.78	3.87	3.40	3.49

(5) ACQUISITIONS

The results of operations for acquired businesses are included in the Consolidated Financial Statements from the dates of acquisition. In January, 2009, the Company acquired Custom Power Technologies ("CPT"), a custom power electronics business located in Menomonee Falls, Wisconsin. The purchase price and impact on our Consolidated Financial Statements was not material. The following acquisitions in 2008 were not considered to be material business combinations.

2008 Acquisitions

On April 25, 2008 the Company acquired Joyce Court Holdings Ltd. and Grand Delight Investments Ltd., sole shareholders of Wuxi Hwada Motor Co. and Wuxi New Hwada Motor Co. (collectively "Hwada") located in Wuxi, China. Hwada is a leading designer and manufacturer of Integral IEC and NEMA electric motors, which are used in various industrial applications such as compressor, pump, paper and steel processing and power plants. Approximately 50% of Hwada's product sales are in the China industrial markets. The business is reported as part of the Company's Electrical segment.

On September 30, 2008, the Company acquired Dutchi Motors B.V. ("Dutchi") located in Arnhem, The Netherlands. Dutchi is a leading distributor of industrial motors in Western and Eastern Europe, South Africa, Russia and the Middle East. Dutchi is one of the largest distributors of the Company's Hwada motor products, which was purchased in April, 2008. The Dutchi business is reported as part of the Company's Electrical segment.

The purchase price allocations for the Hwada and Dutchi acquisitions, which were finalized in 2009, totaled $54.0 million, net of cash acquired. Additionally, under the terms of the Hwada acquisition, the Company will pay to the seller up to $8.5 million received in the future upon the sale of certain real property rights owned by Hwada. The excess of the purchase price over the estimated fair values of the net assets acquired was assigned to goodwill.

(6) INVESTMENTS

During 2009, the Company raised capital through a common stock offering (see Note 10 of the Consolidated Financial Statements). A portion of this cash was invested in trading securities as of January 2, 2010. These securities are generally short term in duration and are classified as trading securities, which are reported at fair value with gains and losses, which were insignificant in 2009, included in earnings. As of January 2, 2010, the Company had $117.6 million of trading securities recorded at fair value (see Note 15 of the Consolidated Financial Statements for description of the fair value hierarchy).

	Total	Level 1	Level 2	Level 3
Commercial Paper	$ 37,473	$ -	$ 37,473	$ -
U.S. Government Securities	4,202	-	4,202	-
Municipal Debt Securities	48,294	-	48,294	-
Asset Backed Securities	5,773	-	5,773	-
Corporate Debt Securities	21,811	-	21,811	-
Total	$ 117,553	$ -	$ 117,553	$ -

(7) GOODWILL AND INTANGIBLE ASSETS

Goodwill

As required, we perform an annual impairment test of goodwill during the fourth quarter or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

Because of the on-going unfavorable impact of the credit crisis and the global economic environment, we completed an assessment of impairment indicators during the second quarter of 2009. We considered a number of factors, including, among other things, recent operational, revenue, profitability and cash flow trends. We also considered the effect of the volatility in our stock price and trends in the discount rate used in our goodwill fair value estimate.

As a result of reviewing these impairment indicators, we noted that our consolidated revenues declined 25.0% during the second quarter of 2009 as compared to the second quarter of 2008, with similar declines in most of our reporting units, which was a larger decline than we estimated in our annual 2008 goodwill impairment assessment.

As a result of this impairment indicator, during the second quarter of 2009, we performed an interim goodwill impairment test for two of our goodwill reporting units. Based on our assessments, we concluded it was more likely than not that the fair value of our reporting units continued to exceed their carrying value at June 27, 2009, supporting our conclusion that our recorded goodwill was not impaired.

As a result of our annual goodwill impairment review process, the Company has determined that a $0.5 million impairment for our Mechanical reporting unit, primarily related to auto and marine products that are dependent on consumer discretionary spending that have not met their performance plans.

As described above in Note 5 of the Consolidated Financial Statements, the Company acquired one business in 2009 and two businesses in 2008. The excess of purchase price over estimated fair value was assigned to goodwill.

During 2009, the Company finalized the goodwill related to the two 2008 acquisitions and the CPT acquisition in January, 2009. Adjustments during the preliminary period included final valuations of property, plant and equipment, intangible assets and other contingencies.

The Company believes that substantially all of the goodwill is deductible for tax purposes. The following information presents changes to goodwill during the periods indicated (in thousands):

	Electrical Segment	Mechanical Segment	Total Company
Balance, December 29, 2007	$ 653,731	$ 530	$ 654,261
Net Acquisitions and Fair Value Adjustments	21,201	-	21,201
Translation Adjustments	(2,987)	-	(2,987)
Balance, December 27, 2008	$ 671,945	$ 530	$ 672,475
Net Acquisitions and Fair Value Adjustments	$ (7,243)	$ -	$ (7,243)
Impairment	-	(530)	(530)
Translation Adjustments	(782)	-	(782)
Balance, January 2, 2010	**$ 663,920**	**$ -**	**$ 663,920**

Intangible Assets

During 2009, the Company finalized the valuation of intangible assets related to the two 2008 acquisitions and the CPT acquisition in January, 2009.

Intangible Assets consisted of the following (in thousands):

Gross Intangibles

Asset Description	Useful Life (years)	December 27, 2008	Net Acquisitions and Fair Value Adjustments	Translation Adjustments	January 2, 2010
Non-Compete Agreements	5	$ 5,767	$ 575	$ 6	$ 6,348
Trademarks	3 - 21	19,490	1,310	400	21,200
Patents	10	15,410	-	-	15,410
Engineering Drawings	10	1,200	-	-	1,200
Customer Relationships	9 - 15	92,633	4,789	642	98,064
Technology	6 - 11	25,439	6,844	900	33,183
Total Gross Intangibles		$ 159,939	$ 13,518	$ 1,948	$ 175,405

Accumulated Amortization

Asset Description	Useful Life (years)	December 27, 2008	Amortization	Translation Adjustments	January 2, 2010
Non-Compete Agreements	5	$ (3,755)	$ (1,239)	$ (3)	$ (4,997)
Trademarks	3 - 21	(6,026)	(1,587)	(45)	(7,658)
Patents	10	(6,190)	(1,542)	-	(7,732)
Engineering Drawings	10	(487)	(120)	-	(607)
Customer Relationships	9 - 15	(18,625)	(10,518)	(182)	(29,325)
Technology	6 - 11	(4,072)	(4,409)	(179)	(8,660)
Total Accumulated Amortization		$ (39,155)	$ (19,415)	$ (409)	$ (58,979)
Intangible Assets, Net of Amortization		$ 120,784			$ 116,426

Estimated Amortization (in millions)

2010	2011	2012	2013	2014
$15.3	$14.9	$14.7	$14.6	$13.8

(8) DEBT AND BANK CREDIT FACILITIES

The Company's indebtedness as of January 2, 2010 and December 27, 2008 was as follows (in thousands):

	January 2, 2010	December 27, 2008
Senior notes	**$ 250,000**	$ 250,000
Term Loan	**165,000**	165,000
Revolving credit facility	**2,863**	20,000
Convertible senior subordinated debt	**39,198**	113,937
Other	**19,389**	26,470
	476,450	575,407
Less: Current maturities	**(8,385)**	(15,280)
Non-current portion	**$ 468,065**	$ 560,127

At January 2, 2010, the Company has $250.0 million of senior notes (the "Notes") outstanding. The Notes were sold pursuant to a Note Purchase Agreement (the "Agreement") by and among the Company and the purchasers of the Notes. The Notes were issued and sold in two series: $150.0 million in Floating Rate Series 2007A Senior Notes, Tranche A, due August 23, 2014, and $100.0 million in Floating Rate Series 2007A Senior Notes, Tranche B, due August 23, 2017. The Notes bear interest at a margin over the London Inter-Bank Offered Rate ("LIBOR"), which margin varies with the ratio of the Company's consolidated debt to consolidated earnings before interest, taxes, depreciation, and amortization ("EBITDA") as defined in the Agreement. These interest rates also vary as LIBOR varies. The Agreement permits the Company to issue and sell additional note series, subject to certain terms and conditions described in the Agreement, up to a total of $600.0 million in combined Notes.

On June 16, 2008, the Company entered into a Term Loan Agreement ("Term Loan") with certain financial institutions, whereby the Company borrowed an aggregate principal amount of $165.0 million. The Term Loan matures in June 2013, and borrowings generally bear interest at a variable rate equal to (i) a margin over LIBOR, which margin varies depending on whether certain criteria are satisfied, or (ii) the alternate base rate as defined in the agreement. At January 2, 2010, the interest rate of 1.2% was based on a margin over LIBOR.

The Company's $500.0 million revolving credit facility ("the Facility") permits the Company to borrow at interest rates (0.9% at January 2, 2010) based upon a margin above LIBOR, which margin varies with the ratio of senior funded debt to EBITDA as defined in the Facility. These interest rates also vary as LIBOR varies. We pay a commitment fee on the unused amount of the Facility, which also varies with the ratio of our senior funded debt to our EBITDA.

The average balance outstanding under the Facility in 2009 was $11.4 million and in 2008 was $83.4 million. The average interest rate paid under the Facility was 1.3% in 2009 and 2.9% in 2008. The Company had $485.0 million of available borrowing capacity under the Facility at January 2, 2010.

The Notes, the Term Loan and the Facility require us to meet specified financial ratios and to satisfy certain financial condition tests. We were in compliance with all debt covenants as of January 2, 2010.

The Company has interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. (See also Note 14 to the Consolidated Financial Statements).

As of January 2, 2010, the Company's Convertible Notes are convertible as the closing price of the Company's common stock exceeded the contingent conversion share price for the specified amount of time. As a result, bondholders that exercise their right to convert the notes will receive up to the principal amount of the notes in cash, with the balance of the conversion obligation, if any, to be satisfied in shares of the Company's common stock or cash, at the Company's discretion. Effective on April 17, 2009, the conversion rate of the Company's Convertible Notes was adjusted pursuant to the terms of the indenture. The adjustment is required as the cumulative dividends paid to shareholders since the Convertible Notes were issued reached the threshold defined in the indenture. The conversion rate as of April 17, 2009 is 39.5107 shares of common stock for each $1,000 principal amount of Convertible Notes. During 2009, several bondholders have exercised their conversion right for a total of $75.8 million of Convertible Notes. The par value of the Convertible Notes was paid in cash and the conversion premium was paid through issuance of approximately 1.4 million shares of stock.

The Company also had $39.2 million and $113.9 million of convertible senior subordinated notes outstanding at January 2, 2010 and December 27, 2008, respectively. The notes, which are unsecured and due in 2024, bear interest at a fixed rate of 2.75% for five years, and may increase thereafter at .25% of the average trading price of a note if certain conditions are met. The Company may now call the notes while the note holders may only put the notes back to the Company at approximately the 10th and 15th year anniversaries of the issuance of the notes. The Company must pay cash for the par value, but retained the option to either pay cash, issue its stock or a combination thereof, for value above par. The fair value of these notes at January 2, 2010 and December 27, 2008 was approximately $82.8 million and $154.0 million, respectively. In the table below, the maturity of these convertible notes is shown in 2012 as they may be converted based on a formula related to our stock price, but are not considered current as our Facility provides sufficient long-term liquidity to repay any notes put back to the Company by their holders.

As part of the 2008 acquisition of Hwada (see Note 5 to the Consolidated Financial Statements), the Company assumed $21.6 million of short-term notes payable to banks. As of January 2, 2010 these notes have been repaid, at December 27, 2008, the balance of Hwada notes payable was approximately $11.0 million, and the weighted average interest rate was 6.2%.

At January 2, 2010 a foreign subsidiary of the Company had outstanding short-term borrowings of $8.2 million, denominated in local currency with a weighted average interest rate of 1.9%. At December 27, 2008, this foreign subsidiary of the Company had outstanding borrowings of $4.1 million denominated in local currency with a weighted average interest rate of 3.4%.

At January 2, 2010, additional short-term notes payable of approximately $11.2 million were outstanding with a weighted average interest rate of 4.8%

Maturities of long-term debt are as follows (in thousands):

Year	
2010	$ 8,385
2011	166
2012	42,365
2013	165,315
2014	150,299
Thereafter	109,920
Total	$ 476,450

(9) RETIREMENT PLANS

The Company has a number of retirement plans that cover most of its domestic employees. The defined benefit pension plans covering a majority of our domestic employees were frozen to new employees as of January 1, 2009. Most foreign employees are covered by government sponsored plans in the countries in which they are employed. The domestic employee plans include defined contribution plans and defined benefit pension plans. The defined contribution plans provide for Company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $4.9 million, $4.8 million, and $3.8 million in 2009, 2008, and 2007, respectively.

Benefits provided under defined benefit pension plans are based, depending on the plan, on employees' average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit pension plans is in accordance with federal laws and regulations. The actuarial valuation measurement date for pension plans is as of fiscal year end for all periods.

The Company's defined benefit pension assets are invested in equity securities and fixed income investments based on the Company's overall strategic investment direction as follows:

	Target	
	Allocation	Return
Equity investments	75%	9-10%
Fixed income	25%	5.5-6.5%
Total	100%	8.25%

The Company's investment strategy for its defined benefit pension plans is to achieve moderately aggressive growth, earning a long-term rate of return sufficient to allow the plans to reach fully funded status. Accordingly, allocation targets have been established to fit this strategy, with a heavier long-term weighting of investments in equity securities. The long-term rate of return assumptions consider historic returns and volatilities adjusted for changes in overall economic conditions that may affect future returns and a weighting of each investment class.

The following table presents a reconciliation of the funded status of the defined benefit pension plans (in thousands):

	2009	2008
Change in projected benefit obligation:		
Obligation at beginning of period	**$ 103,039**	$ 100,205
Service cost	**2,262**	4,051
Interest cost	**6,956**	5,831
Actuarial loss	**9,938**	184
Plan amendments	**-**	(2,844)
Benefits paid	**(4,788)**	(4,306)
Foreign currency translation	**973**	(2,927)
Other	**(1,547)**	2,845
Obligation at end of period	**$ 116,833**	$ 103,039
Change in fair value of plan assets:		
Fair value of plan assets at beginning of period	**$ 58,063**	$ 78,285
Actual return on plan assets	**14,001**	(20,822)
Employer contributions	**10,110**	4,793
Benefits paid	**(4,788)**	(4,306)
Foreign currency translation	**549**	(2,634)
Other	**(1,475)**	2,747
Fair value of plan assets at end of period	**$76,460**	$58,063
Funded status	**$ (40,373)**	$ (44,976)

The fair value of plan assets is based on inputs used to measure fair value as described in Note 15 of the Consolidated Financial Statements:

January 2, 2010 (in thousands)	Total	Level 1	Level 2	Level 3
Cash	$ 1,169	$ 1,169	$ -	$ -
Money Market Funds	1,220	1,220	-	-
Common Stocks	27,798	25,286	2,512	-
Common Collective Trust Funds	38,281	-	38,281	-
Mutual Funds	7,992	-	7,992	-
Total	$ 76,460	$ 27,675	$ 48,785	$ -

December 27, 2008 (in thousands)	Total	Level 1	Level 2	Level 3
Cash	$ 995	$ 995	$ -	$ -
Money Market Funds	4,713	4,713	-	-
Common Stocks	16,722	15,481	1,241	-
Common Collective Trust Funds	30,722	-	30,722	-
Mutual Funds	4,911	-	4,911	-
Total	$ 58,063	$ 21,189	$ 36,874	$ -

The Company recognized the funded status of its defined benefit pension plans on the balance sheet as follows (in thousands):

	2009	2008
Other Accrued Expenses	**$ (1,067)**	$ (1,208)
Pension and Other Post Retirement Benefits	**(39,306)**	(43,768)
	$ (40,373)	$ (44,976)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net actuarial loss	**$ 37,497**	$ 34,240
Prior service cost	**1,531**	1,719
	$ 39,028	$ 35,959

The accumulated benefit obligation for all defined benefit pension plans was $96.6 million and $98.2 million at January 2, 2010 and December 27, 2008, respectively.

The following table presents information for defined benefit pension plans with accumulated benefit obligations in excess of plan assets (in thousands):

	(In Thousands)	
	2009	2008
Projected benefit obligation	**$ 116,833**	$ 103,039
Accumulated benefit obligation	**$96,625**	$98,172
Fair value of plan assets	**$ 76,460**	$ 58,063

The following weighted-average assumptions were used to determine the projected benefit obligation at year end:

	2009	2008
Discount rate	**5.67% to 6.27%**	6.86% to 6.95%
Expected long-term rate of return of assets	**8.25%**	8.25%

Certain of our defined benefit pension plan obligations are based on years of service rather than on projected compensation percentage increases. For those plans that use compensation increases in the calculation of benefit obligations and net periodic pension cost, the Company used an assumed rate of compensation increase of 3.0% for the years ended January 2, 2010 and December 27, 2008.

Net periodic pension benefit costs for the defined benefit pension plans were as follows (in thousands):

	2009	2008	2007
Service cost	**$ 2,420**	$ 4,051	$ 4,019
Interest cost	**5,778**	5,831	5,877
Expected return on plan assets	**(5,068)**	(5,482)	(5,802)
Amortization of net actuarial loss	**759**	716	954
Amortization of prior service cost	**189**	199	214
Net periodic benefit cost	**$ 4,078**	$ 5,315	$ 5,262

For the year ended January 2, 2010, the net actuarial loss and prior service cost for the defined benefit pension plans that was amortized into periodic pension benefit cost was $0.8 million and $0.2 million, respectively.

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from AOCI into net periodic benefit cost during the 2010 fiscal year are $2.2 million and $0.2 million, respectively.

As permitted under relevant accounting guidance, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

The following assumptions were used to determine net periodic pension cost for the years ended January 2, 2010, December 27, 2008, and December 29, 2007, respectively.

	2009	2008	2007
Discount rate	**6.85% to 6.95%**	6.36% to 6.68%	5.89% to 6.00%
Expected long-term rate of return on assets	**8.25%**	8.25%	8.5%

The Company estimates that in 2010, it will make contributions in the amount of $1.5 million to fund its defined benefit pension plans.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

Year	**Expected Payments**
2010	$ 5.4
2011	5.8
2012	6.2
2013	7.7
2014	8.1
2015-2019	46.6

(10) SHAREHOLDERS' EQUITY

The Company recognized approximately $4.8 million, $4.6 million, and $3.8 million in share-based compensation expense in 2009, 2008 and 2007, respectively. The Company recognizes compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award. As of January 2, 2010, total unrecognized compensation cost related to share-based compensation awards was approximately $13.7 million, net of estimated forfeitures, which the Company expects to recognize over a weighted average period of approximately 3.0 years. The total income tax benefit recognized relating to share-based compensation for the year ended January 2, 2010 was approximately $2.8 million.

On April 20, 2007, shareholders approved the 2007 Regal Beloit Corporation 2007 Equity Incentive Plan ("2007 Plan"), which authorized an additional 2.5 million shares for issuance under the 2007 Plan. Under the 2007 Plan and the Company's 2003 and 1998 stock plans, the Company was authorized as of January 2, 2010 to deliver up to 5.0 million shares of common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of stock appreciation rights, and restricted stock. Approximately 1.9 million shares were available for future grant or payment under the various plans at January 2, 2010.

On May 22, 2009, the Company completed the sale of 4,312,500 shares of common stock to the public at a price of $36.25 per share. Net proceeds of $150.4 million were received by the Company.

During the year ended January 2, 2010, the Company issued approximately 1.4 million shares, including all 884,100 shares of treasury stock, to former Convertible Note holders in settlement of the conversion premium of their redemption. (See Note 8 of the Consolidated Financial Statements.)

During the year ended December 27, 2008, the Company repurchased 110,000 shares at a total cost of $4.2 million. There were no shares repurchased in 2009.

Share-based Incentive Awards

The Company uses several forms of share-based incentive awards including non-qualified stock options, incentive stock options and stock appreciation rights (SAR's). All grants are made at prices equal to the fair market value of the stock on the grant dates, and expire ten years from the grant date.

The per share weighted average fair value of share-based incentive awards granted (options and SAR's) was $15.28 and $14.68 for the years ended January 2, 2010 and December 27, 2008, respectively. The fair value of the awards for the years ended January 2, 2010 and December 27, 2008 were estimated on the date of grant using the Black-Scholes pricing model and the following weighted average assumptions; expected life of seven years; risk-free interest rate of 2.6% and 3.7%; expected dividend yield of 1.5% and 1.4%; and expected volatility of 36.8% and 32.0%, respectively.

The average risk-free interest rate is based on U.S. Treasury security rates in effect as of the grant date. The expected dividend yield is based on the projected annual dividend as a percentage of the estimated market value of our common stock as of the grant date. The Company estimated the expected volatility using a weighted average of daily historical volatility of our stock price over the expected term of the award. The Company estimated the expected term using historical data adjusted for the estimated exercise dates of unexercised awards.

Following is a summary of share-based incentive plan grant activity (options and SAR's) for the three fiscal years ended 2009, 2008 and 2007:

	Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Number of shares under option:				
Outstanding at December 20, 2006	1,602,725	$ 26.64		
Granted	315,750	46.24		
Exercised	(424,850)	24.20		
Forfeited	(8,850)	47.01		
Outstanding at December 29, 2007	1,484,775	31.40	5.9	$ 20.6
Exercisable at December 29, 2007	741,108	24.03	4.6	15.5
Outstanding at December 29, 2007	1,484,775	$ 31.40		
Granted	306,000	42.30		
Exercised	(329,000)	23.77		
Forfeited	(18,150)	35.35		
Outstanding at December 27, 2008	1,443,625	35.46	7.1	$ 5.3
Exercisable at December 27, 2008	660,792	27.82	5.6	4.9
Outstanding at December 27, 2008	1,443,625	$ 35.46		
Granted	373,500	42.66		
Exercised	(225,450)	22.74		
Forfeited	(15,750)	42.25		
Outstanding at January 2, 2010	1,575,925	38.86	7.2	$ 20.4
Exercisable at January 2, 2010	585,025	33.34	5.5	10.9

The amount of options expected to vest is materially consistent with those outstanding and not yet exercisable.

The table below presents share-based compensation activity for the three fiscal years ended 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Total intrinsic value of stock options exercised	$ 5.7	$ 6.3	$ 9.6
Cash received from stock option exercises	5.8	2.9	2.2
Income tax benefit from the exercise of stock options	2.8	2.5	6.7
Total fair value of stock options vested	3.5	6.5	6.8

Restricted Stock

The Company also granted restricted stock awards to certain employees. The Company restrictions lapse two to three years after the date of the grant. The Company values restricted stock awards at the closing market value of our common stock on the date of grant.

A summary of restricted stock activity for the three fiscal years ended 2009, 2008 and 2007:

	Shares	Wtd. Avg. Share Fair Value	Aggregate Intrinsic Value (in millions)
Restricted stock balance at December 30, 2006:	93,675	$ 32.31	$ 5.4
Granted	35,750	42.03	1.7
Vested	(33,975)	25.76	(3.3)
Restricted stock balance at December 29, 2007:	95,450	$ 38.27	$ 3.8
Granted	32,850	42.28	1.4
Vested	(10,200)	29.75	(0.3)
Restricted stock balance at December 27, 2008:	118,100	$ 41.72	$ 4.9
Granted	53,550	42.65	2.3
Vested	(50,700)	37.55	(1.9)
Restricted stock balance at January 2, 2010:	120,950	$ 43.88	$ 5.3

Shareholders' Rights Plan

On January 28, 2000, the Board of Directors approved a Shareholders' Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. In this event, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more, of the Company's common stock. The rights expired subsequent to year end on January 28, 2010.

Treasury Stock

The Board of Directors has approved repurchase programs of up to 3,000,000 common shares of Company stock. Management is authorized to effect purchases from time to time in the open market or through privately negotiated transactions. Through December 27, 2008, the Company has repurchased 884,100 shares at an average purchase price of $21.96 per share. During the fiscal year ended December 27, 2008 the Company repurchased 110,000 shares for a total cost of $4.2 million. During 2009, approximately 1.4 million shares, including all 884,100 treasury shares, were issued in settlement of the conversion premium for Convertible Notes. (See also Note 8 of the Consolidated Financial Statements.)

(11) INCOME TAXES

Income before income taxes and minority interest consisted of the following (in thousands):

	2009	2008	2007
United States	**$ 103,929**	$ 165,137	$ 148,546
Foreign	**34,026**	34,126	31,797
Total	**$ 137,955**	$ 199,263	$ 180,343

The provision for income taxes is summarized as follows (in thousands):

	2009	2008	2007
Current			
Federal	**$ 16,583**	$ 45,187	$ 44,666
State	**2,387**	7,795	5,255
Foreign	**12,588**	11,340	6,671
	31,558	64,322	56,592
Deferred	**7,718**	6,027	5,345
Total	**$ 39,276**	$ 70,349	$ 1,937

A reconciliation of the statutory Federal income tax rate and the effective tax rate reflected in the consolidated statements of income follows:

	2009	2008	2007
Federal statutory tax rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of federal benefit	**2.3**	2.6	1.9
Domestic production activities deduction	**(0.7)**	(0.9)	(1.0)
Foreign rate differential	**(4.2)**	0.3	(2.3)
Adjustments to tax accruals and reserves	**(1.7)**	0.2	0.4
Other, net	**(2.2)**	(1.9)	0.3
Effective tax rate	**28.5 %**	35.3 %	34.3 %

Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liabilities as of January 2, 2010 of $41.7 million is classified on the consolidated balance sheet as a net current deferred income tax benefit of $30.7 million and a net non-current deferred income tax liability of $72.4 million. The components of this net deferred tax assets (liability) are as follows (in thousands):

	January 2, 2010	December 27, 2008
Accrued employee benefits	**$ 28,017**	$ 29,697
Bad debt reserve	**3,623**	3,078
Warranty reserve	**4,446**	3,085
Inventory	**4,625**	6,506
Derivative instruments	**10,941**	63,347
Other	**17,360**	12,080
Deferred tax assets	**69,012**	117,793
Property related	**(38,498)**	(39,155)
Intangible items	**(66,420)**	(61,022)
Convertible debt interest	**(5,839)**	(13,753)
Deferred tax liabilities	**(110,757)**	(113,930)
Net deferred tax asset (liability)	**$ (41,745)**	$ 3,863

Following is a reconciliation of the beginning and ending amount of unrecognized tax benefits (in millions):

	January 2, 2010	December 27, 2008	December 29, 2007
Unrecognized tax benefits - beginning of year	**$ 7.1**	$ 6.8	$ 6.3
Gross increases - tax positions in prior periods	**4.1**	-	0.2
Gross increases - tax positions in the current period	**0.4**	0.3	0.3
Settlements with taxing authorities	**(0.4)**	-	-
Lapse of statute of limitations	**(4.6)**	-	-
Unrecognized tax benefits end of year	**$ 6.6**	$ 7.1	$ 6.8

Unrecognized tax benefits as of January 2, 2010 amount to $6.6 million, all of which would impact the effective income tax rate if recognized.

Potential interest and penalties related to unrecognized tax benefits are recorded in income tax expense. During the years ended January 2, 2010, December 27, 2008, and December 29, 2007, the Company recognized approximately $0.7 million, $0.2 million, and $0.3 million in net interest expense, respectively. The Company had approximately $1.0 million, $1.1 million, and $0.9 million of accrued interest included in the tax contingency reserve as of January 2, 2010, December 27, 2008 and December 29, 2007, respectively.

Due to statute expirations, approximately $2.5 million of the unrecognized tax benefits, including accrued interest, could reasonably change in the coming year.

With few exceptions, the Company is no longer subject to U.S. federal and state/local income tax examinations by tax authorities for years prior to 2005, and the Company is no longer subject to non-U.S. income tax examinations by tax authorities for years prior to 2004.

The Company has approximately $4.4 million of Net Operating Losses in various jurisdictions which expire over a period up to 15 years.

At January 2, 2010 the estimated amount of total unremitted non-U.S. subsidiary earnings was $87.0 million. No U.S. deferred taxes have been provided on the undistributed non-U.S. subsidiary earnings because they are considered to be permanently invested given our acquisition and growth initiatives.

(12) CONTINGENCIES AND COMMITMENTS

On July 30, 2009, we filed a response and counterclaims to an action filed by Nordyne, Inc. ("Nordyne") in the U.S. District Court for the Eastern District of Missouri in which action Nordyne is seeking a judgment declaring that neither Nordyne's G7 furnace systems nor its iQ Drive 23-seer air conditioning systems infringe on our ECM (electronically commutated motor) systems patents (U.S. Patent No. 5,592,058) ("the '058 Patent") and/or that the '058 Patent is invalid. In our response and counterclaims against Nordyne we are seeking a judgment that the '058 Patent is valid and that Nordyne has, in fact, infringed and continues to infringe the '058 Patent by making, using, offering for sale and selling it's G7 furnace systems and iQ Drive 23-seer air conditioning systems. We have also requested the U.S. District Court to enjoin Nordyne and all persons working in concert with Nordyne from further infringement of the '058 Patent and to award us compensatory and other damages caused by such infringement. We intend to defend our intellectual property vigorously against the claims asserted by Nordyne and against any infringement by Nordyne or any other person. We do not currently believe that the litigation will have a material effect on the Company's financial position or its results of operations.

The Company is, from time to time, party to litigation that arises in the normal course of our business operations, including product warranty and liability claims, contract disputes and environmental, asbestos, employment and other litigation matters. The Company's products are used in a variety of industrial, commercial and residential applications that subject us to claims that the use of our products is alleged to have resulted in injury or other damage. The Company accrues for anticipated costs in defending against such lawsuits in amounts that we believe are adequate, and the Company does not believe that the outcome of any such lawsuit will have a material effect on the Company's financial position or its results of operations.

The Company recognizes the cost associated with its standard warranty on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for 2009 and 2008 (in thousands):

	2009	2008
Balance beginning of year	$ **11,022**	$ 9,872
Acquisitions	-	316
Payments	**(12,102)**	(7,431)
Provision	**14,465**	8,268
Translation	**(87)**	(3)
Balance, end of year	$ **13,298**	$ 11,022

(13) LEASES AND RENTAL COMMITMENTS

Rental expenses charged to operations amounted to $18.9 million in 2009, $16.3 million in 2008 and $13.3 million in 2007. The Company has future minimum rental commitments under operating leases as shown in the following table:

Year	**(In Millions)**
2010	$ 16.3
2011	12.3
2012	9.6
2013	6.3
2014	3.2
Thereafter	6.7

(14) DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed using derivative instruments are commodity price risk, currency exchange, and interest rate risk. Forward contracts on certain commodities are entered into to manage the price risk associated with forecasted purchases of materials used in the Company's manufacturing process. Forward contracts on certain currencies are entered into to manage forecasted cash flows in certain foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with the Company's floating rate borrowings.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Accordingly, the Company designates commodity forward contracts as cash flow hedges of forecasted purchases of commodities, currency forward contracts as cash flow hedges of forecasted foreign currency cash flows and interest rate swaps as cash flow hedges of forecasted LIBOR-based interest payments. There were no significant collateral deposits on derivative financial instruments as of January 2, 2010.

Cash flow hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or changes in market value of derivatives not designated as hedges are recognized in current earnings. At January 2, 2010, the Company had an additional $1.5 million, net of tax, of derivative gains on closed hedge instruments in AOCI that will be realized in earnings when the hedged items impact earnings. At December 27, 2008, the Company had an additional ($15.2) million, net of tax, of derivative losses on closed hedge instruments in AOCI that was realized in earnings when the hedged items impacted earnings.

As of January 2, 2010, the Company had outstanding the following commodity forward contracts (with maturities extending through February 2011) to hedge forecasted purchases of commodities (in millions):

	Notional Amount
Copper	$ 12.3
Aluminum	0.7
Zinc	0.1
Natural Gas	0.6

As of January 2, 2010, the Company had outstanding the following currency forward contracts (with maturities extending through December 2011) to hedge forecasted foreign currency cash flows (in millions):

	Notional Amount
Mexican Peso	$ 74.6
Indian Rupee	34.8
Thai Baht	4.6
Chinese Renminbi	4.8
Australian Dollar	3.5

As of January 2, 2010, the total notional amount of the Company's receive-variable/pay-fixed interest rate swaps was $250.0 million (with maturities extending to August 2017).

Fair values of derivative instruments were (in millions):

	January 2, 2010				December 27, 2008	
	Prepaid	Other Noncurrent	Hedging Obligations		Hedging Obligations	
	Expenses	Assets	Current	Noncurrent	Current	Noncurrent
Designated as hedging instruments:						
Interest rate swap contracts	$ -	$ -	$ -	$ 31.2	$ -	$ 49.6
Foreign exchange contracts	-	1.1	5.5	-	18.8	12.0
Commodity contracts	3.5	-	-	-	53.3	0.4
Not designated as hedging instruments:						
Foreign exchange contracts	0.2	-	-	-	-	-
Commodity contracts	0.9	-	-	-	8.5	-
Total Derivatives:	$ 4.6	$ 1.1	$ 5.5	$ 31.2	$ 80.6	$ 62.0

The Company's fair value for derivative instruments is classified on the consolidated balance sheet as a current asset of $4.6 million, a noncurrent asset of $1.1 million, a current liability of $5.5 million, and a noncurrent liability of $31.2 million.

The effect of derivative instruments on the consolidated statements of equity and earnings for the year ended January 2, 2010 was (in millions):

Derivatives Designated as Cash Flow Hedging Instruments

	Commodity Forwards	Currency Forwards	Interest Rate Swaps	Total
Gain (loss) recognized in Other Comprehensive Income (Loss)	$ 30.6	$ 12.1	$ 6.9	$ 49.6
Amounts reclassified from other comprehensive income (loss) were:				
Loss recognized in Net Sales	$ -	$ (3.3)	$ -	$ (3.3)
Loss recognized in Cost of Sales	$ (51.4)	$ (14.1)	$ -	$ (65.5)
Loss recognized in Interest Expense	$ -	$ -	$ (11.5)	$ (11.5)

Derivatives Not Designated as Cash Flow Hedging Instruments

	Commodity Forwards	Currency Forwards	Total
Gain (loss) recognized in Cost of Sales	$ 9.4	$ (1.4)	$ 8.0

The ineffective portion of hedging instruments recognized was immaterial for all periods presented.

The net AOCI balance related to hedging activities of ($18.4) million loss at January 2, 2010 includes ($7.2) million of net current deferred losses expected to be realized in the next twelve months.

(15) FAIR VALUE

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

The Company uses the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of January 2, 2010 (in millions):

		2009	2008	
Assets:				
Investments	$	117.6	-	(Level 2)
Prepaid Expenses and Other Current Assets:				
Derivative Currency Contracts	$	0.2	-	(Level 2)
Derivative Commodity Contracts	$	4.4	-	(Level 2)
Other Noncurrent Assets:				
Derivative Currency Contracts	$	1.1	-	(Level 2)
Liabilities:				
Hedging Obligations – Current				
Derivative Currency Contracts	$	5.5	18.8	(Level 2)
Derivative Commodity Contracts		-	61.8	(Level 2)
Hedging Obligations – Long Term				
Derivative Commodity Contracts		-	0.4	(Level 2)
Interest Rate Swap	$	31.2	49.6	(Level 2)
Derivative Currency Contracts		-	12.0	(Level 2)

(16) INDUSTRY SEGMENT INFORMATION

The following sets forth certain financial information attributable to our business segments for the fiscal years ended 2009, 2008 and 2007, respectively (in thousands):

	Net Sales	Income From Operations		Identifiable Assets		Capital Expenditures		Depreciation and Amortization	
2009									
Electrical	**$ 1,637,668**	**$**	**144,901**	**$**	**1,990,686**	**$**	**29,503**	**$**	**63,749**
Mechanical	**188,609**		**14,619**		**121,551**		**4,101**		**5,395**
Total	**$ 1,826,277**	**$**	**159,520**	**$**	**2,112,237**	**$**	**33,604**	**$**	**69,144**
2008									
Electrical	$ 1,998,642	$	191,532	$	1,896,959	$	45,186	$	56,337
Mechanical	247,607		38,899		126,537		7,023		5,264
Total	$ 2,246,249	$	230,431	$	2,023,496	$	52,209	$	61,601
2007									
Electrical	$ 1,558,963	$	169,689	$	1,747,213	$	31,675	$	41,604
Mechanical	243,534		36,371		115,034		4,953		5,015
Total	$ 1,802,497	$	206,060	$	1,862,247	$	36,628	$	46,619

Our Electrical segment manufactures and markets AC and DC commercial, industrial and HVAC electric motors ranging in size from sub-fractional to small integral horsepowers to larger commercial and industrial motors from 50 through 6500 horsepower. We offer thousands of stock models of electric motors in addition to the motors we produce to specific customer specifications. We also produce and market precision servo motors, electric generators ranging in size from five kilowatts through four megawatts, automatic transfers switches and paralleling switchgear to interconnect and control electric power generation equipment.

Additionally, our Electrical segment markets a line of AC and DC adjustable speed drives. We manufacture capacitors for use in HVAC systems, high intensity lighting and other applications. We sell our Electrical segment's products to distributors, original equipment manufacturers and end users across many markets.

Our Mechanical segment includes a broad array of mechanical motion control products including: standard and custom worm gear, bevel gear, helical gear and concentric shaft gearboxes; marine transmissions; high-performance after-market automotive transmissions and ring and pinions; custom gearing; gearmotors; manual valve actuators, and electrical connecting devices. Our gear and transmission related products primarily control motion by transmitting power from a source, such as a motor or engine, to an end use, such as a conveyor belt, usually reducing speed and increasing torque in the process. Our valve actuators are used primarily in oil and gas, water distribution and treatment and chemical processing applications. Mechanical products are sold to original equipment manufacturers, distributors and end users across many industry segments.

The Company evaluates performance based on the segment's income from operations. Corporate costs have been allocated to each segment based primarily on the net sales of each segment. The reported net sales of each segment are from external customers. The Company's products manufactured and sold outside the United States were approximately 26%, 24%, and 17% of net sales in 2009, 2008 and 2007, respectively.

We had one customer that accounted for between 10% and 15% of our consolidated net sales for the years ended January 2, 2010 and December 29, 2007. We had no customers that accounted for more than 10% of our consolidated sales for the year ended December 27, 2008.

In the fourth quarter of 2008, an Electrical segment business was moved to the Mechanical segment due to a management reporting change, and prior period segment information has been restated. The impact of the change was not material.

(17) SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 2, 2010 for recording and disclosure in the financial statements for the year ended January 2, 2010.

The Company's Shareholders' Rights Plan as described in Note 10 of the Consolidated Financial Statements, expired subsequent to year end on January 28, 2010.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the year ended January 2, 2010. Based upon their evaluation of these disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of January 2, 2010 to ensure that (a) information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and (b) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting. The report of management required under this Item 9A is contained in Item 8 of Part II of this Annual Report on Form 10-K under the heading "Management's Annual Report on Internal Control over Financial Reporting."

Report of Independent Registered Public Accounting Firm. The attestation report required under this Item 9A is contained in Item 8 of Part II of this Annual Report on Form 10-K under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls. There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended January 2, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See the information in the sections ***Election of Directors, Board of Directors*** and ***Section 16(a) Beneficial Ownership Reporting Compliance*** in the 2010 Proxy Statement. Information with respect to the executive officers of the Company appears in Part I of this Annual Report on Form 10-K.

The Company has adopted a code of business conduct and ethics that applies to all our directors, officers and employees. The code is available on our website, along with our current Corporate Governance Guidelines, at www.regalbeloit.com. The code of business conduct and ethics and our Corporate Governance Guidelines are also available in print to any shareholder who requests a copy in writing from the Secretary of Regal Beloit Corporation. We intend to disclose through our website any amendments to, or waivers from, the provisions of these codes.

ITEM 11 – EXECUTIVE COMPENSATION

See the information in the sections ***Compensation Discussion and Analysis***, ***Executive Compensation***, and ***Director Compensation*** sections of the 2010 Proxy Statement.

ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See the information in the section ***Stock Ownership*** in the 2010 Proxy.

Equity Compensation Plan Information

The following table provides information about our equity compensation plans as of January 2, 2010.

Plan category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) [2]
Equity compensation plans approved by security holders	1,575,925	$38.86	1,915,632
Equity compensation plans not approved by security holders			
Total	1,575,925	$38.86	1,915,632

(1) Represents options to purchase our common stock and stock-settled stock appreciation rights granted under our 1998 Stock Option Plan, 2003 Equity Incentive Plan and 2007 Equity Incentive Plan.

(2) Excludes 120,950 shares of restricted common stock previously issued under our 2003 Equity Incentive Plan and 2007 Equity Incentive Plan for which the restrictions have not lapsed.

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

See the information in ***The Board of Directors*** section of our 2010 Proxy.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

See the information in ***Proposal 2: Ratification of Deloitte & Touche LLP as the Company's Independent Auditors for 2010*** section of our 2010 Proxy.

PART IV

ITEM 15 – EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial statements - The financial statements listed in the accompanying index to financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule - The financial statement schedule listed in the accompanying index to financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying index to exhibits are filed as part of this Annual Report on

Form 10-K.

(b) Exhibits- see the Index to Exhibits on Pages 54 - 56.

(c) See (a) 2. above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGAL BELOIT CORPORATION

By: /s/ DAVID A. BARTA

David A. Barta
Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ HENRY W. KNUEPPEL Henry W. Knueppel	Chief Executive Officer and Director (Principal Executive Officer)	March 2, 2010
/s/ MARK J. GLIEBE Mark J. Gliebe	Chief Operating Officer and Director (Principal Operating Officer)	March 2, 2010
/s/ DAVID A. BARTA David A. Barta	Vice President, Chief Financial Officer (Principal Accounting & Financial Officer)	March 2, 2010
/s/ CHRISTOPHER L. DOERR Christopher L. Doerr	Director	March 2, 2010
/s/ THOMAS J. FISCHER Thomas J. Fischer	Director	March 2, 2010
/s/ DEAN A. FOATE Dean A. Foate	Director	March 2, 2010
/s/ G. FREDERICK KASTEN, JR. G. Frederick Kasten, Jr.	Director	March 2, 2010
/s/ RAKESH SACHDEV Rakesh Sachdev	Director	March 2, 2010
/s/ CAROL N. SKORNICKA Carol N. Skornicka	Director	March 2, 2010
/s/ CURTIS W. STOELTING Curtis W. Stoelting	Director	March 2, 2010

REGAL BELOIT CORPORATION
Index to Financial Statements
And Financial Statement Schedule

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

SCHEDULE II
REGAL BELOIT CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	(In Thousands of Dollars)				
	Balance Beginning of Year	Charged to Expenses	Deductions[a]	Adjustments[b]	Balance End of Year
Allowance for receivables:					
Year ended January 2, 2010	$ 11,145	$ 2,487	$ (1,875)	$ 909	$ 12,666
Year ended December 27, 2008	$ 10,734	$ 4,260	$ (3,365)	$ (484)	$ 11,145
Year ended December 29, 2007	$ 5,886	$ 1,304	$ (437)	$ 3,981	$ 10,734
Allowance for product warranty reserves:					
Year ended January 2, 2010	$ 11,022	$ 14,465	$ (12,102)	$ (87)	$ 13,298
Year ended December 27, 2008	$ 9,872	$ 8,268	$ (7,431)	$ 313	$ 11,022
Year ended December 29, 2007	$ 6,300	$ 6,066	$ (6,583)	$ 4,089	$ 9,872

[a] Deductions consist of write offs charged against the allowance for doubtful accounts and warranty claim costs.
[b] Adjustments related to acquisitions and divestitures and translation.

EXHIBITS INDEX

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger among the Registrant, REGAL-BELOIT Acquisition Corp., and Marathon Electric Manufacturing Corporation dated as of February 26, 1997, as amended and restated March 17, 1997 and March 26, 1997. [Incorporated by reference to Exhibit 2.1 to Regal Beloit Corporation's Current Report on Form 8-K dated April 10, 1997 (File No. 001-07283)]
2.2	Stock Purchase Agreement, dated as of August 7, 2000, as amended by First Amendment to Stock Purchase Agreement, dated as of September 29, 2000, among Regal Beloit Corporation, LEC Acquisition Corp., LEESON Electric Corporation ("LEESON") and LEESON'S Shareholders. [Incorporated by reference to Exhibit 2 to Regal Beloit Corporation's Current Report on Form 8-K dated October 13, 2000 (File No. 001-07283)]
2.3	Purchase Agreement, dated as of August 10, 2004, between Regal Beloit Corporation and General Electric Company. [Incorporated by reference to Exhibit 2.1 to Regal Beloit Corporation's Current Report on Form 8-K dated August 30, 2004 (File No. 001-07283)]
2.4	Amendment to Purchase Agreement, dated as of August 30, 2004, between Regal Beloit Corporation and General Electric Company. [Incorporated by reference to Exhibit 2.1 to Regal Beloit Corporation's Current Report on Form 8-K dated August 30, 2004 (File No. 001-07283)]
2.5	Purchase Agreement, dated as of November 14, 2004, between Regal Beloit Corporation and General Electric Company. [Incorporated by reference to Exhibit 2.1 to Regal Beloit Corporation's Current Report on Form 8-K dated December 31, 2004 (File No. 001-07283)]
2.6	Amendment to Purchase Agreement, dated as of December 31, 2004, between Regal Beloit Corporation and General Electric Company. [Incorporated by reference to Exhibit 2.1 to Regal Beloit Corporation's Current Report on Form 8-K dated December 31, 2004 (File No. 001-07283)]
2.7	Purchase Agreement, dated as of July 3, 2007, by and among Regal Beloit Corporation, Tecumseh Products Company, Fasco Industries, Inc. and Motores Fasco de Mexico, S. de R.L. de C.V. [Incorporated by reference to Exhibit 2.1 to Regal Beloit Corporation's Current Report on Form 8-K filed on September 7, 2007]
3.1	Articles of Incorporation of Regal Beloit Corporation, as amended through April 20, 2007. [Incorporated by reference to Exhibit 3.1 to Regal Beloit Corporation's Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)]
3.2	Amended and Restated Bylaws of Regal Beloit Corporation. [Incorporated by reference to Exhibit 3.2 to Regal Beloit Corporation's Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)]
4.1	Articles of Incorporation, as amended, and Amended and Restated Bylaws of Regal Beloit Corporation [Incorporated by reference to Exhibits 3.1 and 3.2 hereto]
4.2	Indenture, dated April 5, 2004, between Regal Beloit Corporation and U.S. Bank National Association, as Trustee. [Incorporated by reference to Exhibit 4.3 to Regal Beloit Corporation's Registration Statement on Form S-3 filed on June 21, 2004 (Reg. No. 333-116706)]
4.3	First Supplemental Indenture, dated December 9, 2004, between Regal Beloit Corporation and U.S. Bank National Association, as Trustee. [Incorporated by reference to Exhibit 4 to Regal Beloit Corporation's Current Report on Form 8-K filed on December 14, 2004 (File No. 001-07283)]
4.4	Form of 2.75% Convertible Senior Subordinated Note due 2024 (included in Exhibit 4.2).
4.5	Second Amended and Restated Credit Agreement, dated as of April 30, 2007, among Regal Beloit Corporation, the financial institutions party thereto and Bank of America, N.A., as administrative agent. [Incorporated by reference to Exhibit 4.1 to Regal Beloit Corporation's Current Report on Form 8-K dated April 30, 2007 (File No. 001-07283)]
4.6	First Amendment, dated as of August 23, 2007, to the Second Amended and Restated Credit Agreement, dated as of April 30, 2007, by and among Regal Beloit Corporation, various financial institutions and Bank of America, N.A., as Administrative Agent. [Incorporated by reference to Exhibit 4.3 to Regal Beloit Corporation's Current Report on Form 8-K filed on August 24, 2007 (File No. 001-07283)]
4.7	Note Purchase Agreement, dated as of August 23, 2007, by and among Regal Beloit Corporation and Purchasers listed in Schedule A attached thereto. [Incorporated by reference to Exhibit 4.1 to

Exhibit Number	Exhibit Description
	Regal Beloit Corporation's Current Report on Form 8-K filed on August 24, 2007 (File No. 001-07283)]
4.8	Subsidiary Guaranty Agreement, dated as of August 23, 2007, from certain subsidiaries of Regal Beloit Corporation. [Incorporated by reference to Exhibit 4.2 to Regal Beloit Corporation's Current Report on Form 8-K filed on August 24, 2007] (File No. 001-07283)]
4.9	Term Loan Agreement, dated as of June 16, 2008, between Regal Beloit Corporation, various Financial Institutions, US Bank, National Association, Wells Fargo Bank, N.A., Bank of America, N.A., JP Morgan Chase Bank, N.A., JP Morgan Securities Inc. and Banc of America Securities LLC. [Incorporated by referenced to Exhibit 4.1 to Regal Beloit's Corporation's Current Report on Form 8-K filed on June 16, 2008 (File No. 001-2783)]
10.1*	1991 Flexible Stock Incentive Plan [Incorporated by reference to Exhibit 10.4 to Regal Beloit Corporation's Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 001-07283)]
10.2*	1998 Stock Option Plan, as amended [Incorporated by reference to Exhibit 99 to Regal Beloit Corporation's Registration Statement on Form S-8 (Reg. No. 333-84779)]
10.3*	2003 Equity Incentive Plan [Incorporated by reference to Exhibit B to Regal Beloit Corporation's Definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders (File No. 001-07283)]
10.4*	Regal Beloit Corporation 2007 Equity Incentive Plan (incorporated by reference to Appendix B to Regal Beloit Corporation's definitive proxy statement on Schedule 14A for the Regal Beloit Corporation 2007 annual meeting of shareholders held April 20, 2007 (File No. 1-07283))
10.5*	Form of Key Executive Employment and Severance Agreement between Regal Beloit Corporation and each of Henry W. Knueppel, Mark J. Gliebe and David A. Barta. [Incorporated by reference to Exhibit 10.6 to Regal Beloit Corporation's Annual Report on Form 10-K for the year ended December 29, 2007. (File No. 001-07283)]
10.6*	Form of Key Executive Employment and Severance Agreement between Regal Beloit Corporation and each of Paul J. Jones and Terry R. Colvin. [Incorporated by reference to Exhibit 10.7 to Regal Beloit Corporation's Annual Report on Form 10-K for the year ended December 29, 2007. (File No. 001-07283)]
10.7*	Form of Agreement for Stock Option Grant. [Incorporated by reference to Exhibit 10.9 to Regal Beloit Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. (File No. 001-07283)]
10.8*	Form of Restricted Stock Agreement. [Incorporated by reference to Exhibit 10.10 to Regal Beloit Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. (File No. 001-07283)]
10.9*	Form of Restricted Stock Unit Award Agreement under the Regal Beloit Corporation 2003 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.10 to Regal Beloit Corporation's Annual Report on Form 10-K for the year ended December 29, 2007. (File No. 001-07283)]
10.10*	Form of Stock Option Award Agreement under the Regal Beloit Corporation 2007 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.2 to Regal Beloit Corporation's Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)]
10.11*	Form of Restricted Stock Award Agreement under the Regal Beloit Corporation 2007 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.3 to Regal Beloit Corporation's Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)]
10.12*	Form of Restricted Stock Unit Award Agreement under the Regal Beloit Corporation 2007 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.4 to Regal Beloit Corporation's Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)]
10.13*	Form of Stock Appreciation Right Award Agreement under the Regal Beloit Corporation 2007 Equity Incentive Plan. [Incorporated by reference to Exhibit 10.5 to Regal Beloit Corporation's Current Report on Form 8-K filed on April 25, 2007 (File No. 001-07283)]
10.14*	Target Supplemental Retirement Plan for designated Officers and Key Employees, as amended and

Exhibit Number	Exhibit Description
	restated.
10.15*	Form of Participation Agreement for Target Supplemental Retirement Plan. [Incorporated by reference to Exhibit 10.12 to Regal Beloit Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. (File No. 001-07283)]
12	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of Regal Beloit Corporation.
23	Consent of Independent Auditors.
31.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Section 1350 Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Proxy Statement of Regal Beloit Corporation for the 2010 Annual Meeting of Shareholders
	[The Proxy Statement for the 2010 Annual Meeting of Shareholders will be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the Company's fiscal year. Except to the extent specifically incorporated by reference, the Proxy Statement for the 2009 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K.]

* A management contract or compensatory plan or arrangement.

BOARD OF DIRECTORS

HENRY W. KNUEPPEL
Chairman and Chief Executive Officer
Regal Beloit Corporation
Director since 1987

MARK J. GLIEBE
President and Chief Operating Officer
Regal Beloit Corporation
Director since 2007

CHRISTOPHER L. DOERR (2*)
Formerly Co-Chairman,
Co-Chief Executive Officer
LEESON Electric Corporation
Director since 2003

THOMAS J. FISCHER (1*)
Former Managing Partner,
Milwaukee Office
Arthur Andersen LLP
Director since 2004

DEAN A. FOATE (2)(4)
President and Chief Executive Officer
Plexus Corporation
Director since 2005

G. FREDERICK KASTEN, JR. (2)(3)
Former Chairman and Director
Robert W. Baird & Co., Inc.
Director since 1995

RAKESH SACHDEV (1)(3)
Sr. Vice President and President of Asia Pacific
ArvinMeritor, Inc.
Director since 2007

CURTIS W. STOELTING (1)(2)
Chief Executive Officer
RC2 Corporation
Director since 2005

CAROL N. SKORNICKA (3*)
Retired Sr. Vice President-Corporate Affairs,
Secretary and General Counsel
Midwest Air Group
Director since 2006

COMMITTEE ASSIGNMENTS AS OF JANUARY 2009
(1) Member of Audit Committee
(2) Member of Compensation and Human Resources Committee

(3) Member of Corporate Governance and Director Affairs Committee
(4) Presiding Director
* Committee Chairman

We have filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 27, 2008 the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. We submitted to the New York Stock Exchange during fiscal 2008 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Shareholder Information

Transfer Agent, Registrar and Dividend Disbursing Agent
First Class, Registered & Certified Mail:
Computershare Investor Services
P.O. Box 43126
Providence, RI 02940-3078

Overnight Courier
Computershare Investor Services
250 Royall Street
Canton, MA 02021
Investor Relations Number: 781-575-2879
Internet Address: www.computershare.com

Cash Dividends and Stock Splits
During 2009, four quarterly cash dividends were declared on Regal-Beloit Corporation common stock. If you have not received all dividends to which you are entitled, please write or call Computershare at the address above.

Regal Beloit paid its first cash dividend in January, 1961. Since that date, Regal Beloit has paid 198 consecutive quarterly dividends through January, 2010. The Company has raised cash dividends 37 times in the 49 years these dividends have been paid. The dividend has never been reduced. The Company has also declared and issued 15 stock splits/dividends since inception.

Public Information and Reports
Shareholders can view Company documents over the internet on the Company's website at www.regalbeloit.com that also includes a link to the Security and Exchange Commission's EDGAR website. From the website, shareholders may also request copies of news releases or Forms 10-K and 10-Q as filed by the Company with the Securities and Exchange Commission.

Please direct information requests to:
Regal-Beloit Corporation
ATTN: Investor Relations
200 State Street
Beloit, WI 53511-6254
Email: finance@regalbeloit.com
www.regalbeloit.com

Auditors
Deloitte & Touche LLP, Milwaukee, Wisconsin

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held at 9:00 a.m., C.D.T., on Monday, April 26, 2010, at the Regal Beloit Corporate Headquarters, Packard Learning Center, 200 State Street, Beloit, WI 53511-6254.

Regal-Beloit Corporation is a Wisconsin Corporation listed on the NYSE under the symbol RBC.




REGAL
BELOIT

Regal-Beloit Corporation
World Headquarters
Beloit, Wisconsin 53511-6254
www.regalbeloit.com